
10013494

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2009
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31. 2009
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 30, 2010.

REPUBLIC OF COLOMBIA

By: /s/ Juan Carlos Echeverry Garzón
Juan Carlos Echeverry Garzón
Minister of Finance and Public Credit

Total number of pages is 84
Exhibit index is on page 3 of 84

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2009 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2010 of the Republic of Colombia

EXHIBIT C

LEY No. 1365 21 DIC 2009

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2010"

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2010, en la suma de CIENTO CUARENTA Y OCHO BILLONES DOSCIENTOS NOVENTA Y DOS MIL SEISCIENTOS VEINTIDOS MILLONES NOVECIENTOS OCHENTA Y SIETE MIL DOSCIENTOS TREINTA Y CUATRO PESOS MONEDA LEGAL ($148.292.622.987.234), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2010, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		136,537,507,163,207
1.	INGRESOS CORRIENTES DE LA NACION	70,822,268,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	55,638,701,320,024
5.	RENTAS PARAFISCALES	1,151,181,495,298
6.	FONDOS ESPECIALES	8,925,356,347,885
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		11,755,115,824,027
021000	AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A- INGRESOS CORRIENTES		54,404,400,000
B- RECURSOS DE CAPITAL		126,694,821,370
032400	SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES		87,745,315,833
B- RECURSOS DE CAPITAL		13,621,501,500
040200	FONDO ROTATORIO DEL DANE	
A- INGRESOS CORRIENTES		10,000,000,000
B- RECURSOS DE CAPITAL		1,073,805,300
040300	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI – IGAC	
A- INGRESOS CORRIENTES		59,693,299,000
050300	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
A- INGRESOS CORRIENTES		8,069,800,000
B- RECURSOS DE CAPITAL		32,000,000,000
C- CONTRIBUCIONES PARAFISCALES		84,173,540,000
060200	FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
A- INGRESOS CORRIENTES		78,121,797,978
B- RECURSOS DE CAPITAL		30,540,554,348
110200	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
A- INGRESOS CORRIENTES		53,766,185,776
B- RECURSOS DE CAPITAL		64,939,209,000
130900	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
A- INGRESOS CORRIENTES		8,219,650,267
B- RECURSOS DE CAPITAL		1,038,569,548
131000	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
A- INGRESOS CORRIENTES		25,000,000,000






B- RECURSOS DE CAPITAL	7,882,160,000
131300 SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
A- INGRESOS CORRIENTES	129,840,167,011
B- RECURSOS DE CAPITAL	4,500,000,000
131400 UNIDAD DE GESTION DE OBLIGACIONES PENSIONALES Y PARAFISCALES – UGOPP	
A- INGRESOS CORRIENTES	1,000,000,000
150300 CAJA DE RETIRO DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	135,165,050,000
B- RECURSOS DE CAPITAL	5,560,500,000
150700 INSTITUTO CASAS FISCALES DEL EJERCITO	
A- INGRESOS CORRIENTES	31,750,810,000
B- RECURSOS DE CAPITAL	468,000,000
150800 DEFENSA CIVIL COLOMBIANA	
A- INGRESOS CORRIENTES	2,500,000,000
B- RECURSOS DE CAPITAL	140,000,000
151000 CLUB MILITAR DE OFICIALES	
A- INGRESOS CORRIENTES	36,848,000,000
B- RECURSOS DE CAPITAL	669,000,000
151100 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A- INGRESOS CORRIENTES	131,130,600,000
B- RECURSOS DE CAPITAL	3,104,500,000
151200 FONDO ROTATORIO DE LA POLICIA	
A- INGRESOS CORRIENTES	263,283,000,000
B- RECURSOS DE CAPITAL	4,959,000,000
151600 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A- INGRESOS CORRIENTES	13,835,380,000
151900 HOSPITAL MILITAR	
A- INGRESOS CORRIENTES	151,956,439,000
B- RECURSOS DE CAPITAL	1,041,154,000
152000 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A- INGRESOS CORRIENTES	448,493,060,000
B- RECURSOS DE CAPITAL	2,752,000,000
170200 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A- INGRESOS CORRIENTES	28,672,100,000
B- RECURSOS DE CAPITAL	11,500,000,000
171300 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A- INGRESOS CORRIENTES	36,328,020,000
B- RECURSOS DE CAPITAL	9,708,200,000
210300 INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
A- INGRESOS CORRIENTES	85,844,400,000
B- RECURSOS DE CAPITAL	103,000,000,000
210900 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
A- INGRESOS CORRIENTES	12,711,300,000
B- RECURSOS DE CAPITAL	1,380,000,000
211000 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
A- INGRESOS CORRIENTES	1,687,000,000
B- RECURSOS DE CAPITAL	23,582,000,000
211100 AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
A- INGRESOS CORRIENTES	200,604,333,600
B- RECURSOS DE CAPITAL	818,329,366,400
220900 INSTITUTO NACIONAL PARA SORDOS (INSOR)	
A- INGRESOS CORRIENTES	302,868,975
221000 INSTITUTO NACIONAL PARA CIEGOS (INCI)	
A- INGRESOS CORRIENTES	310,237,801
B- RECURSOS DE CAPITAL	483,000,000
223400 INSTITUTO TECNICO CENTRAL	
A- INGRESOS CORRIENTES	4,629,812,378
B- RECURSOS DE CAPITAL	910,312,400
223500 INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER	
A- INGRESOS CORRIENTES	1,550,791,222

B- RECURSOS DE CAPITAL	65,000,000
223600 INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO	
A- INGRESOS CORRIENTES	699,456,423
B- RECURSOS DE CAPITAL	243,258,900
223800 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
A- INGRESOS CORRIENTES	367,604,003
B- RECURSOS DE CAPITAL	13,482,500
223900 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
A- INGRESOS CORRIENTES	572,233,597
B- RECURSOS DE CAPITAL	907,365,800
224100 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
A- INGRESOS CORRIENTES	762,184,294
B- RECURSOS DE CAPITAL	265,423,900
224200 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
A- INGRESOS CORRIENTES	760,110,012
B- RECURSOS DE CAPITAL	158,044,000
230600 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES	
A- INGRESOS CORRIENTES	599,573,648,004
B- RECURSOS DE CAPITAL	322,594,700,000
230700 COMISION NACIONAL DE TELEVISION	
A- INGRESOS CORRIENTES	119,582,800,000
240200 INSTITUTO NACIONAL DE VIAS	
A- INGRESOS CORRIENTES	380,164,561,748
B- RECURSOS DE CAPITAL	108,535,438,252
241200 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
A- INGRESOS CORRIENTES	337,179,400,000
B- RECURSOS DE CAPITAL	191,108,500,000
241300 INSTITUTO NACIONAL DE CONCESIONES - INCO	
A- INGRESOS CORRIENTES	147,291,188,074
B- RECURSOS DE CAPITAL	99,127,185,500
260200 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
A- INGRESOS CORRIENTES	1,137,000,000
B- RECURSOS DE CAPITAL	33,760,414,526
280200 FONDO ROTATORIO DE LA REGISTRADURIA	
A- INGRESOS CORRIENTES	38,511,380,980
B- RECURSOS DE CAPITAL	133,233,820
280300 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
B- RECURSOS DE CAPITAL	6,258,675,766
290200 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
A- INGRESOS CORRIENTES	234,500,000
B- RECURSOS DE CAPITAL	454,227,349
320200 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
A- INGRESOS CORRIENTES	6,186,000,000
320400 FONDO NACIONAL AMBIENTAL	
A- INGRESOS CORRIENTES	7,379,694,077
B- RECURSOS DE CAPITAL	16,122,305,923
330400 ARCHIVO GENERAL DE LA NACION	
A- INGRESOS CORRIENTES	4,522,846,485
B- RECURSOS DE CAPITAL	3,502,455,300
330500 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
A- INGRESOS CORRIENTES	537,564,448
330600 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
A- INGRESOS CORRIENTES	1,777,425,873
B- RECURSOS DE CAPITAL	1,949,802,416
330700 INSTITUTO CARO Y CUERVO	
A- INGRESOS CORRIENTES	103,400,000
350200 SUPERINTENDENCIA DE SOCIEDADES	
A- INGRESOS CORRIENTES	63,362,000,000
B- RECURSOS DE CAPITAL	10,700,000,000



350300 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
A- INGRESOS CORRIENTES	39,146,200,000
B- RECURSOS DE CAPITAL	290,000,000
350400 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL DE CONTADORES	
A- INGRESOS CORRIENTES	4,813,200,000
360200 SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
A- INGRESOS CORRIENTES	177,804,224,000
B- RECURSOS DE CAPITAL	353,811,860,000
C- CONTRIBUCIONES PARAFISCALES	1,407,331,416,000
360300 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A- INGRESOS CORRIENTES	12,409,259,000
B- RECURSOS DE CAPITAL	25,504,916,000
360500 FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A- INGRESOS CORRIENTES	54,727,100,000
B- RECURSOS DE CAPITAL	4,634,600,000
360600 INSTITUTO NACIONAL DE SALUD (INS)	
A- INGRESOS CORRIENTES	2,078,100,000
B- RECURSOS DE CAPITAL	798,000,000
360700 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
A- INGRESOS CORRIENTES	3,106,480,000
B- RECURSOS DE CAPITAL	149,953,403,100
C- CONTRIBUCIONES PARAFISCALES	2,484,438,494,677
360800 SUPERINTENDENCIA NACIONAL DE SALUD	
A- INGRESOS CORRIENTES	39,003,632,000
360900 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A- INGRESOS CORRIENTES	54,814,800,000
B- RECURSOS DE CAPITAL	8,623,200,000
361000 UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES	
A- INGRESOS CORRIENTES	15,004,448,000
370500 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
A- INGRESOS CORRIENTES	444,899,819,000
B- RECURSOS DE CAPITAL	101,438,400,000
370600 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
A- INGRESOS CORRIENTES	65,577,000,000
B- RECURSOS DE CAPITAL	250,957,128
370700 DIRECCION NACIONAL DE ESTUPEFACIENTES	
A- INGRESOS CORRIENTES	2,650,961,845
B- RECURSOS DE CAPITAL	341,451,128,600
380100 COMISION NACIONAL DEL SERVICIO CIVIL	
A- INGRESOS CORRIENTES	33,966,400,000
B- RECURSOS DE CAPITAL	2,448,500,000
III - TOTAL INGRESOS	**148,292,622,987,234**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2010 en la suma de DOS BILLONES CUATROCIENTOS SESENTA Y CUATRO MIL CUATRO MILLONES DE PESOS MONEDA LEGAL ($2.464.004.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2010 una suma por valor de: CIENTO CUARENTA Y OCHO BILLONES DOSCIENTOS NOVENTA Y DOS MIL SEISCIENTOS VEINTIDOS MILLONES NOVECIENTOS OCHENTA Y SIETE MIL DOSCIENTOS TREINTA Y CUATRO PESOS MONEDA LEGAL ($148.292.622.987.234), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	331,781,733,535		331,781,733,535
C.		PRESUPUESTO DE INVERSION	40,000,000,000		40,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	4,900,000,000		4,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,900,000,000		4,900,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,000,000,000		13,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	13,000,000,000		13,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	13,100,000,000		13,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	13,100,000,000		13,100,000,000
TOTAL PRESUPUESTO SECCION			371,781,733,535		371,781,733,535
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	258,981,789,692		258,981,789,692
C.		PRESUPUESTO DE INVERSION	80,609,975,922		80,609,975,922
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	900,000,000		900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	900,000,000		900,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	290,000,000		290,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	290,000,000		290,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,728,563,922		1,728,563,922



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,728,563,922		1,728,563,922
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	4,625,000,000		4,625,000,000
	700	INTERSUBSECTORIAL EDUCACION	600,000,000		600,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	4,025,000,000		4,025,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	72,566,412,000		72,566,412,000
	1000	INTERSUBSECTORIAL GOBIERNO	71,905,412,000		71,905,412,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	661,000,000		661,000,000
640		INVERSIONES Y APORTES FINANCIEROS	300,000,000		300,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			339,591,765,614		339,591,765,614

SECCION: 0210

AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	358,620,803,967	54,764,400,000	413,385,203,967
C.		PRESUPUESTO DE INVERSION	2,847,440,267,910	126,334,821,370	2,973,775,089,280
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	12,000,000,000		12,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	337,033,000,000		337,033,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	337,033,000,000		337,033,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,000,000,000		4,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000		4,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,463,338,367,910		2,463,338,367,910
	1000	INTERSUBSECTORIAL GOBIERNO	2,463,338,367,910		2,463,338,367,910
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,068,900,000	126,334,821,370	151,403,721,370
	1000	INTERSUBSECTORIAL GOBIERNO	25,068,900,000	126,334,821,370	151,403,721,370

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			3,206,061,071,877	181,099,221,370	3,387,160,293,247
		SECCION: 0301			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	36,505,341,982		36,505,341,982
C.		PRESUPUESTO DE INVERSION	179,809,628,384		179,809,628,384
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,206,100,000		5,206,100,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,206,100,000		5,206,100,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	40,749,328,700		40,749,328,700
	1000	INTERSUBSECTORIAL GOBIERNO	40,749,328,700		40,749,328,700
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,791,749,684		50,791,749,684
	903	MITIGACION	2,822,434,417		2,822,434,417
	1000	INTERSUBSECTORIAL GOBIERNO	47,969,315,267		47,969,315,267
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	43,062,450,000		43,062,450,000
	1000	INTERSUBSECTORIAL GOBIERNO	43,062,450,000		43,062,450,000
630		TRANSFERENCIAS	40,000,000,000		40,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	40,000,000,000		40,000,000,000
TOTAL PRESUPUESTO SECCION			216,314,970,366		216,314,970,366
		SECCION: 0324			
		SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS			
A.		PRESUPUESTO DE FUNCIONAMIENTO		55,929,517,333	55,929,517,333
C.		PRESUPUESTO DE INVERSION		25,437,300,000	25,437,300,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,000,000,000	1,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,864,385,000	1,864,385,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		200,000,000	200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,664,385,000	1,664,385,000



PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		20,096,915,000	20,096,915,000
	1000	INTERSUBSECTORIAL GOBIERNO		20,096,915,000	20,096,915,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		2,476,000,000	2,476,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,476,000,000	2,476,000,000
TOTAL PRESUPUESTO SECCION				81,366,817,333	81,366,817,333

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,202,867,200		3,202,867,200
C.		PRESUPUESTO DE INVERSION	913,432,062,402		913,432,062,402
630		TRANSFERENCIAS	913,432,062,402		913,432,062,402
	1000	INTERSUBSECTORIAL GOBIERNO	913,432,062,402		913,432,062,402
TOTAL PRESUPUESTO SECCION			916,634,929,602		916,634,929,602

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,880,602,000		20,880,602,000
C.		PRESUPUESTO DE INVERSION	62,191,433,102		62,191,433,102
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	62,191,433,102		62,191,433,102
	1000	INTERSUBSECTORIAL GOBIERNO	62,191,433,102		62,191,433,102
TOTAL PRESUPUESTO SECCION			83,072,035,102		83,072,035,102

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	19,563,000	1,073,805,300	1,093,368,300
C.		PRESUPUESTO DE INVERSION	383,566,898	10,000,000,000	10,383,566,898
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,000,000,000	10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,000,000,000	10,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	383,566,898		383,566,898
	1000	INTERSUBSECTORIAL GOBIERNO	383,566,898		383,566,898
TOTAL PRESUPUESTO SECCION			403,129,898	11,073,805,300	11,476,935,198

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	31,312,576,000	5,865,299,000	37,177,875,000
C.		PRESUPUESTO DE INVERSION	53,381,000,000	53,828,000,000	107,209,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	270,000,000	56,000,000	326,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	270,000,000	56,000,000	326,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	888,000,000	2,606,000,000	3,494,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	888,000,000	2,606,000,000	3,494,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	155,000,000	144,000,000	299,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	155,000,000	144,000,000	299,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	870,000,000	488,000,000	1,358,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	870,000,000	488,000,000	1,358,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	8,305,000,000	46,374,000,000	54,679,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,305,000,000	46,374,000,000	54,679,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	42,715,000,000	82,000,000	42,797,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	42,715,000,000	82,000,000	42,797,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	178,000,000	4,078,000,000	4,256,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	178,000,000	4,078,000,000	4,256,000,000
TOTAL PRESUPUESTO SECCION			84,693,576,000	59,693,299,000	144,386,875,000

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,701,567,800		9,701,567,800
C.		PRESUPUESTO DE INVERSION	700,000,000		700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	700,000,000		700,000,000
TOTAL PRESUPUESTO SECCION			10,401,567,800		10,401,567,800



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0503			
		ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,320,340,000	33,320,340,000
C.		PRESUPUESTO DE INVERSION		70,923,000,000	70,923,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		13,000,000,000	13,000,000,000
	705	EDUCACION SUPERIOR		13,000,000,000	13,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,800,000,000	2,800,000,000
	705	EDUCACION SUPERIOR		2,800,000,000	2,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		300,000,000	300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		300,000,000	300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,490,000,000	5,490,000,000
	705	EDUCACION SUPERIOR		5,490,000,000	5,490,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		22,750,000,000	22,750,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,350,000,000	4,350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		7,800,000,000	7,800,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		10,600,000,000	10,600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		25,483,000,000	25,483,000,000
	705	EDUCACION SUPERIOR		17,736,000,000	17,736,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		7,747,000,000	7,747,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,100,000,000	1,100,000,000
	705	EDUCACION SUPERIOR		1,100,000,000	1,100,000,000
TOTAL PRESUPUESTO SECCION				104,243,340,000	104,243,340,000
		SECCION: 0601			
		DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	263,853,350,000		263,853,350,000
TOTAL PRESUPUESTO SECCION			263,853,350,000		263,853,350,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0602			
		FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD			
A.		PRESUPUESTO DE FUNCIONAMIENTO		48,519,375,000	48,519,375,000
C.		PRESUPUESTO DE INVERSION	15,500,000,000	60,142,977,326	75,642,977,326
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,835,977,326	15,835,977,326
	101	DEFENSA Y SEGURIDAD INTERNA		15,835,977,326	15,835,977,326
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	15,500,000,000	23,831,418,747	39,331,418,747
	101	DEFENSA Y SEGURIDAD INTERNA	15,500,000,000	23,831,418,747	39,331,418,747
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		8,695,581,253	8,695,581,253
	101	DEFENSA Y SEGURIDAD INTERNA		8,695,581,253	8,695,581,253
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,280,000,000	5,280,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,280,000,000	5,280,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,500,000,000	6,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		6,500,000,000	6,500,000,000
TOTAL PRESUPUESTO SECCION			15,500,000,000	108,662,352,326	124,162,352,326
		SECCION: 0901			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,259,112,776		4,259,112,776
C.		PRESUPUESTO DE INVERSION	3,856,000,000		3,856,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	225,000,000		225,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	225,000,000		225,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,700,000,000		2,700,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	2,700,000,000		2,700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	212,080,000		212,080,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	212,080,000		212,080,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	350,000,000		350,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	350,000,000		350,000,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	368,920,000		368,920,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	368,920,000		368,920,000
TOTAL PRESUPUESTO SECCION			8,115,112,776		8,115,112,776

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	200,208,425,817		200,208,425,817
TOTAL PRESUPUESTO SECCION			200,208,425,817		200,208,425,817

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	56,268,413,665	110,531,394,776	166,799,808,441
C.		PRESUPUESTO DE INVERSION	5,826,000,000	8,174,000,000	14,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	146,000,000	204,000,000	350,000,000
	1002	RELACIONES EXTERIORES	146,000,000	204,000,000	350,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,852,000,000	2,598,000,000	4,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,852,000,000	2,598,000,000	4,450,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	333,000,000	467,000,000	800,000,000
	1002	RELACIONES EXTERIORES	333,000,000	467,000,000	800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	416,000,000	584,000,000	1,000,000,000
	1002	RELACIONES EXTERIORES	416,000,000	584,000,000	1,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,289,000,000	3,211,000,000	5,500,000,000
	1002	RELACIONES EXTERIORES	2,289,000,000	3,211,000,000	5,500,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	790,000,000	1,110,000,000	1,900,000,000
	1002	RELACIONES EXTERIORES	790,000,000	1,110,000,000	1,900,000,000
TOTAL PRESUPUESTO SECCION			62,094,413,665	118,705,394,776	180,799,808,441

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,666,274,399,121		9,666,274,399,121
C.		PRESUPUESTO DE INVERSION	602,490,780,327		602,490,780,327
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	26,282,626,545		26,282,626,545
	1000	INTERSUBSECTORIAL GOBIERNO	26,282,626,545		26,282,626,545
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	600,000,000		600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	41,857,750,000		41,857,750,000
	1000	INTERSUBSECTORIAL GOBIERNO	41,857,750,000		41,857,750,000
630		TRANSFERENCIAS	533,750,403,782		533,750,403,782
	600	INTERSUBSECTORIAL TRANSPORTE	470,175,403,782		470,175,403,782
	1000	INTERSUBSECTORIAL GOBIERNO	63,575,000,000		63,575,000,000
TOTAL PRESUPUESTO SECCION			10,268,765,179,448		10,268,765,179,448
		SECCION: 1308			
		UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,198,636,604		10,198,636,604
C.		PRESUPUESTO DE INVERSION	5,100,000,000		5,100,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,527,000,000		3,527,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,527,000,000		3,527,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,573,000,000		1,573,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,573,000,000		1,573,000,000
TOTAL PRESUPUESTO SECCION			15,298,636,604		15,298,636,604
		SECCION: 1309			
		SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,223,337,815	7,223,337,815
C.		PRESUPUESTO DE INVERSION		2,034,882,000	2,034,882,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		574,000,000	574,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		574,000,000	574,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		35,290,000	35,290,000
	1000	INTERSUBSECTORIAL GOBIERNO		35,290,000	35,290,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,425,592,000	1,425,592,000
	1000	INTERSUBSECTORIAL GOBIERNO		472,000,000	472,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS		953,592,000	953,592,000
TOTAL PRESUPUESTO SECCION				9,258,219,815	9,258,219,815

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	377,218,819,537	32,882,160,000	410,100,979,537
C.		PRESUPUESTO DE INVERSION	283,532,219,673		283,532,219,673
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	283,532,219,673		283,532,219,673
	1000	INTERSUBSECTORIAL GOBIERNO	283,532,219,673		283,532,219,673
TOTAL PRESUPUESTO SECCION			660,751,039,210	32,882,160,000	693,633,199,210

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,220,444,520		6,220,444,520
TOTAL PRESUPUESTO SECCION			6,220,444,520		6,220,444,520

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		123,217,067,189	123,217,067,189
C.		PRESUPUESTO DE INVERSION		11,123,099,822	11,123,099,822
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,610,000,000	1,610,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,610,000,000	1,610,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		7,438,796,052	7,438,796,052

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		7,438,796,052	7,438,796,052
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,138,969,770	1,138,969,770
	1000	INTERSUBSECTORIAL GOBIERNO		1,138,969,770	1,138,969,770
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		635,334,000	635,334,000
	1000	INTERSUBSECTORIAL GOBIERNO		635,334,000	635,334,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		100,000,000	100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		100,000,000	100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		200,000,000	200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		200,000,000	200,000,000
TOTAL PRESUPUESTO SECCION				134,340,167,011	134,340,167,011

SECCION: 1314

UNIDAD DE GESTION DE OBLIGACIONES PENSIONALES Y PARAFISCALES - UGOPP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	24,099,900,000	1,000,000,000	25,099,900,000
C.		PRESUPUESTO DE INVERSION	6,960,000,000		6,960,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	960,000,000		960,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	960,000,000		960,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
TOTAL PRESUPUESTO SECCION			31,059,900,000	1,000,000,000	32,059,900,000

SECCION: 1401

SERVICIO DE LA DEUDA PUBLICA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	39,663,200,991,734		39,663,200,991,734
TOTAL PRESUPUESTO SECCION			39,663,200,991,734		39,663,200,991,734

SECCION: 1501

MINISTERIO DE DEFENSA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	8,321,421,475,708		8,321,421,475,708
C.		PRESUPUESTO DE INVERSION	1,642,369,489,233		1,642,369,489,233

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	92,902,297,230		92,902,297,230
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	72,344,000,000		72,344,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	5,867,797,230		5,867,797,230
	300	INTERSUBSECTORIAL SALUD	4,000,000,000		4,000,000,000
	607	TRANSPORTE MARITIMO	1,044,000,000		1,044,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	9,646,500,000		9,646,500,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,146,000,000		4,146,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,146,000,000		4,146,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,981,000,000		60,981,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,898,000,000		3,898,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	54,824,000,000		54,824,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	2,259,000,000		2,259,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	13,000,000,000		13,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	13,000,000,000		13,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	828,137,654,441		828,137,654,441
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	557,809,373,781		557,809,373,781
	101	DEFENSA Y SEGURIDAD INTERNA	243,522,280,660		243,522,280,660
	102	DEFENSA Y SEGURIDAD EXTERNA	8,490,000,000		8,490,000,000
	300	INTERSUBSECTORIAL SALUD	7,448,000,000		7,448,000,000
	608	TRANSPORTE AEREO	10,868,000,000		10,868,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	583,804,537,562		583,804,537,562
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	463,278,530,756		463,278,530,756
	101	DEFENSA Y SEGURIDAD INTERNA	120,526,006,806		120,526,006,806
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	12,432,000,000		12,432,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,750,000,000		5,750,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	6,682,000,000		6,682,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,875,000,000		1,875,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,875,000,000		1,875,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,590,000,000		2,590,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,590,000,000		2,590,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	17,501,000,000		17,501,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	17,501,000,000		17,501,000,000
650		CAPITALIZACION	25,000,000,000		25,000,000,000
	608	TRANSPORTE AEREO	25,000,000,000		25,000,000,000
TOTAL PRESUPUESTO SECCION			9,963,790,964,941		9,963,790,964,941

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,268,886,110,000	139,225,550,000	1,408,111,660,000
C.		PRESUPUESTO DE INVERSION		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION			1,268,886,110,000	140,725,550,000	1,409,611,660,000

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		18,868,810,000	18,868,810,000
C.		PRESUPUESTO DE INVERSION		13,350,000,000	13,350,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,850,000,000	11,850,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		11,676,000,000	11,676,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		174,000,000	174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION				32,218,810,000	32,218,810,000



PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1508			
		DEFENSA CIVIL COLOMBIANA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,694,558,699	2,640,000,000	18,334,558,699
C.		PRESUPUESTO DE INVERSION	1,992,000,000		1,992,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	968,000,000		968,000,000
	103	DEFENSA CIVIL	968,000,000		968,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,024,000,000		1,024,000,000
	103	DEFENSA CIVIL	1,024,000,000		1,024,000,000
TOTAL PRESUPUESTO SECCION			17,686,558,699	2,640,000,000	20,326,558,699
		SECCION: 1510			
		CLUB MILITAR DE OFICIALES			
A.		PRESUPUESTO DE FUNCIONAMIENTO		29,257,000,000	29,257,000,000
C.		PRESUPUESTO DE INVERSION		8,260,000,000	8,260,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		6,846,300,000	6,846,300,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,846,300,000	6,846,300,000
640		INVERSIONES Y APORTES FINANCIEROS		1,413,700,000	1,413,700,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,413,700,000	1,413,700,000
TOTAL PRESUPUESTO SECCION				37,517,000,000	37,517,000,000
		SECCION: 1511			
		CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,649,259,830,000	134,235,100,000	1,783,494,930,000
TOTAL PRESUPUESTO SECCION			1,649,259,830,000	134,235,100,000	1,783,494,930,000
		SECCION: 1512			
		FONDO ROTATORIO DE LA POLICIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		288,242,000,000	288,242,000,000
TOTAL PRESUPUESTO SECCION				288,242,000,000	288,242,000,000
		SECCION: 1516			
		SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,835,380,000	7,835,380,000
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,850,000,000	5,850,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,850,000,000	5,850,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		150,000,000	150,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		150,000,000	150,000,000
TOTAL PRESUPUESTO SECCION				13,835,380,000	13,835,380,000

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,964,101,000	152,997,593,000	169,961,694,000
C.		PRESUPUESTO DE INVERSION	22,621,000,000		22,621,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,268,000,000		14,268,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	14,268,000,000		14,268,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,500,000,000		1,500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,565,000,000		2,565,000,000
	304	SERVICIOS INTEGRALES DE SALUD	2,565,000,000		2,565,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	570,000,000		570,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	570,000,000		570,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,449,000,000		3,449,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,449,000,000		3,449,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	269,000,000		269,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	269,000,000		269,000,000
TOTAL PRESUPUESTO SECCION			39,585,101,000	152,997,593,000	192,582,694,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		442,811,060,000	442,811,060,000
C.		PRESUPUESTO DE INVERSION		8,434,000,000	8,434,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		500,000,000	500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		500,000,000	500,000,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,000,000,000	2,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		5,934,000,000	5,934,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,934,000,000	5,934,000,000
TOTAL PRESUPUESTO SECCION				451,245,060,000	451,245,060,000

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,300,341,449,000		5,300,341,449,000
C.		PRESUPUESTO DE INVERSION	398,608,366,666		398,608,366,666
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	136,202,041,602		136,202,041,602
	101	DEFENSA Y SEGURIDAD INTERNA	135,502,041,602		135,502,041,602
	1400	INTERSUBSECTORIAL VIVIENDA	700,000,000		700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,860,000,000		1,860,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,860,000,000		1,860,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,420,000,000		2,420,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	2,420,000,000		2,420,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	240,679,325,064		240,679,325,064
	101	DEFENSA Y SEGURIDAD INTERNA	236,616,000,000		236,616,000,000
	300	INTERSUBSECTORIAL SALUD	4,063,325,064		4,063,325,064
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	16,822,000,000		16,822,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	16,822,000,000		16,822,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	625,000,000		625,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	625,000,000		625,000,000
TOTAL PRESUPUESTO SECCION			5,698,949,815,666		5,698,949,815,666

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	258,792,000,000		258,792,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	812,350,483,000		812,350,483,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,200,000,000		2,200,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,200,000,000		2,200,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	33,500,000,000		33,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	33,500,000,000		33,500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	8,000,000,000		8,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,000,000,000		8,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	33,380,000,000		33,380,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	33,380,000,000		33,380,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	14,800,000,000		14,800,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	14,800,000,000		14,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	629,855,500,000		629,855,500,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	531,520,000,000		531,520,000,000
	1106	COMERCIALIZACION	98,335,500,000		98,335,500,000
610		CREDITOS	23,000,000,000		23,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	23,000,000,000		23,000,000,000
620		SUBSIDIOS DIRECTOS	60,000,000,000		60,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	60,000,000,000		60,000,000,000
630		TRANSFERENCIAS	5,614,983,000		5,614,983,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,614,983,000		5,614,983,000
TOTAL PRESUPUESTO SECCION			1,071,142,483,000		1,071,142,483,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	62,049,100,000	2,651,900,000	64,701,000,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	270,000,000		270,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C-		PRESUPUESTO DE INVERSION	33,731,500,000	37,520,200,000	71,251,700,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		10,000,000,000	10,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		10,000,000,000	10,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,500,000,000		2,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,500,000,000		2,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	31,231,500,000	27,520,200,000	58,751,700,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	31,231,500,000	27,520,200,000	58,751,700,000
TOTAL PRESUPUESTO SECCION			96,050,600,000	40,172,100,000	136,222,700,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	58,883,500,000	5,090,200,000	63,973,700,000
B-		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	54,800,000		54,800,000
C-		PRESUPUESTO DE INVERSION	317,569,192,126	40,946,020,000	358,515,212,126
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	219,040,812,126	36,018,820,000	255,059,632,126
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	219,040,812,126	36,018,820,000	255,059,632,126
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,383,380,000		20,383,380,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,383,380,000		2,383,380,000
	1107	TENENCIA DE LA TIERRA	18,000,000,000		18,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,479,455,000	20,545,000	5,500,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	5,479,455,000	20,545,000	5,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,700,000,000		1,700,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,700,000,000		1,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,500,000,000		1,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,500,000,000		1,500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	7,500,000,000		7,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	7,500,000,000		7,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,700,000,000	1,400,000,000	7,100,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,700,000,000		3,700,000,000
	1104	PESCA Y ACUICULTURA	2,000,000,000	1,400,000,000	3,400,000,000
620		SUBSIDIOS DIRECTOS	56,265,545,000	3,506,655,000	59,772,200,000
	1107	TENENCIA DE LA TIERRA	56,265,545,000	3,506,655,000	59,772,200,000
TOTAL PRESUPUESTO SECCION			376,507,492,126	46,036,220,000	422,543,712,126

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	53,590,200,000		53,590,200,000
C.		PRESUPUESTO DE INVERSION	1,079,661,000,000		1,079,661,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,980,000,000		2,980,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,980,000,000		2,980,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	900,000,000		900,000,000
	504	DISTRIBUCION ELECTRICA	900,000,000		900,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	620,000,000		620,000,000
	500	INTERSUBSECTORIAL ENERGIA	620,000,000		620,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,268,000,000		9,268,000,000
	207	MINERIA	8,150,000,000		8,150,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,118,000,000		1,118,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,512,000,000		8,512,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	7,000,000,000		7,000,000,000
	207	MINERIA	482,000,000		482,000,000
	501	GENERACION ELECTRICA	500,000,000		500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	530,000,000		530,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,650,000,000		2,650,000,000
	207	MINERIA	1,000,000,000		1,000,000,000
	501	GENERACION ELECTRICA	1,000,000,000		1,000,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	504	DISTRIBUCION ELECTRICA	300,000,000		300,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	350,000,000		350,000,000
420		ESTUDIOS DE PREINVERSION	1,324,000,000		1,324,000,000
	504	DISTRIBUCION ELECTRICA	500,000,000		500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	824,000,000		824,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	4,510,000,000		4,510,000,000
	207	MINERIA	4,510,000,000		4,510,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	1502	PARTICIPACION COMUNITARIA	400,000,000		400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,850,000,000		3,850,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,100,000,000		3,100,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	750,000,000		750,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	4,500,000,000		4,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	4,500,000,000		4,500,000,000
620		SUBSIDIOS DIRECTOS	563,505,090,000		563,505,090,000
	500	INTERSUBSECTORIAL ENERGIA	538,505,090,000		538,505,090,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	25,000,000,000		25,000,000,000
630		TRANSFERENCIAS	476,641,910,000		476,641,910,000
	500	INTERSUBSECTORIAL ENERGIA	476,641,910,000		476,641,910,000
TOTAL PRESUPUESTO SECCION			1,133,251,200,000		1,133,251,200,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		133,844,400,000	133,844,400,000
C.		PRESUPUESTO DE INVERSION	6,000,000,000	55,000,000,000	61,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,000,000,000		6,000,000,000
	207	MINERIA	6,000,000,000		6,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		45,100,000,000	45,100,000,000
	207	MINERIA		44,060,000,000	44,060,000,000
	903	MITIGACION		1,040,000,000	1,040,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		8,000,000,000	8,000,000,000
	207	MINERIA		4,500,000,000	4,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		3,500,000,000	3,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,900,000,000	1,900,000,000
	207	MINERIA		1,900,000,000	1,900,000,000
TOTAL PRESUPUESTO SECCION			6,000,000,000	188,844,400,000	194,844,400,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,941,300,000	4,941,300,000
C.		PRESUPUESTO DE INVERSION		9,150,000,000	9,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,570,000,000	1,570,000,000
	500	INTERSUBSECTORIAL ENERGIA		1,570,000,000	1,570,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,180,000,000	2,180,000,000
	207	MINERIA		2,180,000,000	2,180,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,400,000,000	5,400,000,000
	500	INTERSUBSECTORIAL ENERGIA		3,500,000,000	3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,900,000,000	1,900,000,000
TOTAL PRESUPUESTO SECCION				14,091,300,000	14,091,300,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,280,700,000	4,797,000,000	16,077,700,000
C.		PRESUPUESTO DE INVERSION		20,472,000,000	20,472,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,997,664,000	7,997,664,000
	500	INTERSUBSECTORIAL ENERGIA		7,997,664,000	7,997,664,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		12,474,336,000	12,474,336,000
	500	INTERSUBSECTORIAL ENERGIA		12,474,336,000	12,474,336,000
TOTAL PRESUPUESTO SECCION			11,280,700,000	25,269,000,000	36,549,700,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		737,624,700,000	737,624,700,000
C.		PRESUPUESTO DE INVERSION		281,309,000,000	281,309,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		15,000,000,000	15,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,000,000,000	15,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,850,000,000	6,850,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		6,850,000,000	6,850,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		11,024,000,000	11,024,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		11,024,000,000	11,024,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		248,435,000,000	248,435,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		248,435,000,000	248,435,000,000
TOTAL PRESUPUESTO SECCION				1,018,933,700,000	1,018,933,700,000

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	19,586,784,906,129		19,586,784,906,129
C.		PRESUPUESTO DE INVERSION	1,030,010,237,471		1,030,010,237,471
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	107,000,000,000		107,000,000,000
	700	INTERSUBSECTORIAL EDUCACION	107,000,000,000		107,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	126,060,000,000		126,060,000,000
	703	EDUCACION SECUNDARIA	126,060,000,000		126,060,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	4,800,000,000		4,800,000,000
	700	INTERSUBSECTORIAL EDUCACION	4,800,000,000		4,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	185,820,516,970		185,820,516,970
	700	INTERSUBSECTORIAL EDUCACION	94,444,333,870		94,444,333,870

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR	76,945,183,100		76,945,183,100
	706	EDUCACION DE ADULTOS	14,431,000,000		14,431,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	32,246,265,887		32,246,265,887
	700	INTERSUBSECTORIAL EDUCACION	32,246,265,887		32,246,265,887
620		SUBSIDIOS DIRECTOS	330,282,000,000		330,282,000,000
	701	EDUCACION PREESCOLAR	178,537,000,000		178,537,000,000
	703	EDUCACION SECUNDARIA	67,495,000,000		67,495,000,000
	705	EDUCACION SUPERIOR	84,250,000,000		84,250,000,000
630		TRANSFERENCIAS	142,926,000,000		142,926,000,000
	705	EDUCACION SUPERIOR	142,926,000,000		142,926,000,000
640		INVERSIONES Y APORTES FINANCIEROS	100,875,454,614		100,875,454,614
	705	EDUCACION SUPERIOR	100,875,454,614		100,875,454,614
TOTAL PRESUPUESTO SECCION			20,616,795,143,600		20,616,795,143,600

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,441,362,118	52,868,975	2,494,231,093
C.		PRESUPUESTO DE INVERSION	924,000,000	250,000,000	1,174,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	45,000,000		45,000,000
	707	EDUCACION ESPECIAL	45,000,000		45,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	413,500,000	191,000,000	604,500,000
	707	EDUCACION ESPECIAL	413,500,000	191,000,000	604,500,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	290,000,000	57,000,000	347,000,000
	707	EDUCACION ESPECIAL	290,000,000	57,000,000	347,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	175,500,000	2,000,000	177,500,000
	700	INTERSUBSECTORIAL EDUCACION	175,500,000	2,000,000	177,500,000
TOTAL PRESUPUESTO SECCION			3,365,362,118	302,868,975	3,668,231,093

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A-		PRESUPUESTO DE FUNCIONAMIENTO	3,208,079,052	82,237,801	3,290,316,853
C-		PRESUPUESTO DE INVERSION	641,000,000	711,000,000	1,352,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	105,500,000	330,000,000	435,500,000
	707	EDUCACION ESPECIAL	105,500,000	330,000,000	435,500,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	535,500,000	381,000,000	916,500,000
	707	EDUCACION ESPECIAL	535,500,000	381,000,000	916,500,000
TOTAL PRESUPUESTO SECCION			3,849,079,052	793,237,801	4,642,316,853
		SECCION: 2234			
		INSTITUTO TECNICO CENTRAL			
A-		PRESUPUESTO DE FUNCIONAMIENTO	6,553,359,760	3,245,124,778	9,798,484,538
C-		PRESUPUESTO DE INVERSION	400,000,000	2,295,000,000	2,695,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000	1,247,000,000	1,647,000,000
	700	INTERSUBSECTORIAL EDUCACION	400,000,000	1,247,000,000	1,647,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		898,000,000	898,000,000
	700	INTERSUBSECTORIAL EDUCACION		898,000,000	898,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		150,000,000	150,000,000
	700	INTERSUBSECTORIAL EDUCACION		150,000,000	150,000,000
TOTAL PRESUPUESTO SECCION			6,953,359,760	5,540,124,778	12,493,484,538
		SECCION: 2235			
		INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER			
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,922,348,688	1,615,791,222	3,538,139,910
TOTAL PRESUPUESTO SECCION			1,922,348,688	1,615,791,222	3,538,139,910
		SECCION: 2236			
		INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO			
A-		PRESUPUESTO DE FUNCIONAMIENTO	2,434,835,150	712,715,323	3,147,550,473
C-		PRESUPUESTO DE INVERSION	50,000,000	230,000,000	280,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	50,000,000	230,000,000	280,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR	50,000,000	230,000,000	280,000,000
TOTAL PRESUPUESTO SECCION			2,484,835,150	942,715,323	3,427,550,473

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	896,283,432	361,086,503	1,257,369,935
C.		PRESUPUESTO DE INVERSION	150,000,000	20,000,000	170,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000	20,000,000	170,000,000
	705	EDUCACION SUPERIOR	150,000,000	20,000,000	170,000,000
TOTAL PRESUPUESTO SECCION			1,046,283,432	381,086,503	1,427,369,935

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,692,562,205	571,599,397	2,264,161,602
C.		PRESUPUESTO DE INVERSION		908,000,000	908,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		908,000,000	908,000,000
	705	EDUCACION SUPERIOR		908,000,000	908,000,000
TOTAL PRESUPUESTO SECCION			1,692,562,205	1,479,599,397	3,172,161,602

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,447,680,482	1,047,608,194	5,495,288,676
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	250,000,000		250,000,000
	705	EDUCACION SUPERIOR	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			4,697,680,482	1,047,608,194	5,745,288,676

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,257,395,212	918,154,012	3,175,549,224
TOTAL PRESUPUESTO SECCION			2,257,395,212	918,154,012	3,175,549,224



PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2301			
		MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	116,292,863,000		116,292,863,000
C.		PRESUPUESTO DE INVERSION	9,950,000,000		9,950,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	300,000,000		300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	810,000,000		810,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	810,000,000		810,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	8,840,000,000		8,840,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	8,840,000,000		8,840,000,000
		TOTAL PRESUPUESTO SECCION	126,242,863,000		126,242,863,000
		SECCION: 2306			
		FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES			
A.		PRESUPUESTO DE FUNCIONAMIENTO		251,843,500,000	251,843,500,000
C.		PRESUPUESTO DE INVERSION	4,675,151,996	670,324,848,004	675,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,000,000,000	7,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		936,000,000	936,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		936,000,000	936,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		538,913,286,375	538,913,286,375
	400	INTERSUBSECTORIAL COMUNICACIONES		538,913,286,375	538,913,286,375
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,675,151,996	76,242,165,129	80,917,317,125
	400	INTERSUBSECTORIAL COMUNICACIONES	4,675,151,996	76,242,165,129	80,917,317,125
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		14,566,000,000	14,566,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		14,566,000,000	14,566,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		680,000,000	680,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		680,000,000	680,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		24,987,396,500	24,987,396,500
	400	INTERSUBSECTORIAL COMUNICACIONES		9,964,000,000	9,964,000,000
	401	CORREO		15,023,396,500	15,023,396,500
630		TRANSFERENCIAS		7,000,000,000	7,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,000,000,000	7,000,000,000
TOTAL PRESUPUESTO SECCION			4,675,151,996	922,168,348,004	926,843,500,000

SECCION: 2307

COMISION NACIONAL DE TELEVISION

	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO		119,582,800,000	119,582,800,000
TOTAL PRESUPUESTO SECCION			119,582,800,000	119,582,800,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	83,522,547,773		83,522,547,773
C.		PRESUPUESTO DE INVERSION	280,299,000,000		280,299,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,300,000,000		50,300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	50,300,000,000		50,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	600,000,000		600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	600,000,000		600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,910,000,000		3,910,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	3,910,000,000		3,910,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	5,870,000,000		5,870,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	5,870,000,000		5,870,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	112,919,000,000		112,919,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	111,350,000,000		111,350,000,000
	604	RED URBANA	1,569,000,000		1,569,000,000
630		TRANSFERENCIAS	106,100,000,000		106,100,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	89,100,000,000		89,100,000,000
	606	TRANSPORTE FLUVIAL	17,000,000,000		17,000,000,000
TOTAL PRESUPUESTO SECCION			363,821,547,773		363,821,547,773

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	128,422,376,000	10,128,000,000	138,550,376,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	97,767,600,000		97,767,600,000
C.		PRESUPUESTO DE INVERSION	1,859,829,472,000	478,572,000,000	2,338,401,472,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	722,745,512,704	45,488,000,000	768,233,512,704
	600	INTERSUBSECTORIAL TRANSPORTE	291,290,000,000	28,300,000,000	319,590,000,000
	601	RED TRONCAL NACIONAL	424,755,512,704	17,188,000,000	441,943,512,704
	603	CAMINOS VECINALES	3,500,000,000		3,500,000,000
	606	TRANSPORTE FLUVIAL	3,200,000,000		3,200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,110,728,544,691	307,899,167,572	1,418,627,712,263
	600	INTERSUBSECTORIAL TRANSPORTE	711,919,682,345	71,724,294,914	783,643,977,259
	601	RED TRONCAL NACIONAL	376,008,862,346	212,158,249,998	588,167,112,344
	603	CAMINOS VECINALES	2,000,000,000		2,000,000,000
	605	TRANSPORTE FERREO	4,800,000,000	400,000,000	5,200,000,000
	606	TRANSPORTE FLUVIAL	16,000,000,000		16,000,000,000
	607	TRANSPORTE MARITIMO		23,616,622,660	23,616,622,660
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	4,000,000,000	1,000,000,000	5,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,000,000,000	1,000,000,000	5,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000	1,000,000,000	2,500,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	1,500,000,000	1,000,000,000	2,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	6,905,414,605	17,358,806,753	24,264,221,358
	600	INTERSUBSECTORIAL TRANSPORTE	6,905,414,605	17,358,806,753	24,264,221,358
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,267,779,173	4,267,779,173
	600	INTERSUBSECTORIAL TRANSPORTE		4,267,779,173	4,267,779,173
420		ESTUDIOS DE PREINVERSION	2,000,000,000	1,085,998,002	3,085,998,002
	600	INTERSUBSECTORIAL TRANSPORTE	2,000,000,000	1,085,998,002	3,085,998,002
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	250,000,000		250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	250,000,000		250,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		604,000,000	604,000,000
	700	INTERSUBSECTORIAL EDUCACION		604,000,000	604,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,700,000,000	99,868,248,500	111,568,248,500
	600	INTERSUBSECTORIAL TRANSPORTE	11,700,000,000	99,868,248,500	111,568,248,500
TOTAL PRESUPUESTO SECCION			2,086,019,448,000	488,700,000,000	2,574,719,448,000

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		316,741,400,000	316,741,400,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		2,012,500,000	2,012,500,000
C.		PRESUPUESTO DE INVERSION	62,287,500,000	209,534,000,000	271,821,500,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	57,287,500,000	14,384,400,000	71,671,900,000
	608	TRANSPORTE AEREO	57,287,500,000	14,384,400,000	71,671,900,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,207,000,000	5,207,000,000
	608	TRANSPORTE AEREO		5,207,000,000	5,207,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,000,000,000	37,818,700,000	42,818,700,000
	608	TRANSPORTE AEREO	5,000,000,000	37,818,700,000	42,818,700,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		10,840,000,000	10,840,000,000
	608	TRANSPORTE AEREO		10,840,000,000	10,840,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		104,109,300,000	104,109,300,000
	608	TRANSPORTE AEREO		104,109,300,000	104,109,300,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		23,649,600,000	23,649,600,000
	608	TRANSPORTE AEREO		23,649,600,000	23,649,600,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		2,225,000,000	2,225,000,000
	608	TRANSPORTE AEREO		2,225,000,000	2,225,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,300,000,000	9,300,000,000
	608	TRANSPORTE AEREO		9,300,000,000	9,300,000,000
TOTAL PRESUPUESTO SECCION			62,287,500,000	528,287,900,000	590,575,400,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,298,345,000	11,228,373,574	12,526,718,574
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	127,559,000,000		127,559,000,000
C.		PRESUPUESTO DE INVERSION	592,509,000,000	235,190,000,000	827,699,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	307,869,320,000	203,153,608,546	511,022,928,546
	600	INTERSUBSECTORIAL TRANSPORTE	273,564,320,000		273,564,320,000
	601	RED TRONCAL NACIONAL	34,305,000,000	2,490,637,450	36,795,637,450
	605	TRANSPORTE FERREO		200,662,971,096	200,662,971,096
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	284,639,680,000	32,036,391,454	316,676,071,454
	600	INTERSUBSECTORIAL TRANSPORTE	284,639,680,000	32,036,391,454	316,676,071,454
TOTAL PRESUPUESTO SECCION			721,366,345,000	246,418,373,574	967,784,718,574

SECCION: 2501

PROCURADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	310,670,807,808		310,670,807,808
C.		PRESUPUESTO DE INVERSION	31,155,000,000		31,155,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	803	ADMINISTRACION DE JUSTICIA	300,000,000		300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000		8,000,000,000
	803	ADMINISTRACION DE JUSTICIA	8,000,000,000		8,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
	803	ADMINISTRACION DE JUSTICIA	300,000,000		300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	8,999,853,000		8,999,853,000
	800	INTERSUBSECTORIAL JUSTICIA	8,999,853,000		8,999,853,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,324,147,000		3,324,147,000
	803	ADMINISTRACION DE JUSTICIA	3,324,147,000		3,324,147,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	915,000,000		915,000,000
	800	INTERSUBSECTORIAL JUSTICIA	915,000,000		915,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,275,000,000		6,275,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,275,000,000		6,275,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,041,000,000		3,041,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,241,000,000		2,241,000,000
	803	ADMINISTRACION DE JUSTICIA	800,000,000		800,000,000
TOTAL PRESUPUESTO SECCION			341,825,807,808		341,825,807,808

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	220,454,004,172		220,454,004,172
C.		PRESUPUESTO DE INVERSION	11,648,000,000		11,648,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,828,000,000		1,828,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,828,000,000		1,828,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,000,000,000		1,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,800,000,000		3,800,000,000
	800	INTERSUBSECTORIAL JUSTICIA	800,000,000		800,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,000,000,000		3,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,450,000,000		1,450,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	450,000,000		450,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,100,000,000		1,100,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,100,000,000		1,100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,370,000,000		2,370,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,370,000,000		2,370,000,000
TOTAL PRESUPUESTO SECCION			232,102,004,172		232,102,004,172

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	277,129,394,271		277,129,394,271
C.		PRESUPUESTO DE INVERSION	54,813,000,000		54,813,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,588,600,000		3,588,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,588,600,000		3,588,600,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	17,911,400,000		17,911,400,000
	1000	INTERSUBSECTORIAL GOBIERNO	17,911,400,000		17,911,400,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,500,000,000		2,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,500,000,000		2,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	28,313,000,000		28,313,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	28,313,000,000		28,313,000,000
TOTAL PRESUPUESTO SECCION			331,942,394,271		331,942,394,271

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	25,069,640,188	30,173,414,526	55,243,054,714
C.		PRESUPUESTO DE INVERSION		4,724,000,000	4,724,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,092,000,000	4,092,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,092,000,000	4,092,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		632,000,000	632,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		632,000,000	632,000,000
TOTAL PRESUPUESTO SECCION			25,069,640,188	34,897,414,526	59,967,054,714

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,680,228,737,700		1,680,228,737,700
C.		PRESUPUESTO DE INVERSION	151,999,710,278		151,999,710,278
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,119,000,000		40,119,000,000
	803	ADMINISTRACION DE JUSTICIA	40,119,000,000		40,119,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,833,710,278		12,833,710,278
	803	ADMINISTRACION DE JUSTICIA	12,833,710,278		12,833,710,278
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	17,199,000,000		17,199,000,000
	803	ADMINISTRACION DE JUSTICIA	17,199,000,000		17,199,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	49,479,000,000		49,479,000,000
	803	ADMINISTRACION DE JUSTICIA	49,479,000,000		49,479,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,380,000,000		12,380,000,000
	803	ADMINISTRACION DE JUSTICIA	12,380,000,000		12,380,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	600,000,000		600,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	9,389,000,000		9,389,000,000
	803	ADMINISTRACION DE JUSTICIA	9,389,000,000		9,389,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			1,832,228,447,978		1,832,228,447,978

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	554,820,597,854		554,820,597,854
C.		PRESUPUESTO DE INVERSION	70,480,000,000		70,480,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	35,373,000,000		35,373,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	35,373,000,000		35,373,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	34,000,000,000		34,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	34,000,000,000		34,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,107,000,000		1,107,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,107,000,000		1,107,000,000
TOTAL PRESUPUESTO SECCION			625,300,597,854		625,300,597,854

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		15,799,614,800	15,799,614,800
C.		PRESUPUESTO DE INVERSION		22,845,000,000	22,845,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		500,000,000	500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		500,000,000	500,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		500,000,000	500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		500,000,000	500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,233,540,101	2,233,540,101
	1000	INTERSUBSECTORIAL GOBIERNO		2,233,540,101	2,233,540,101
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		17,081,459,899	17,081,459,899
	1000	INTERSUBSECTORIAL GOBIERNO		17,081,459,899	17,081,459,899
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		830,000,000	830,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		830,000,000	830,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,700,000,000	1,700,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		1,700,000,000	1,700,000,000
TOTAL PRESUPUESTO SECCION				38,644,614,800	38,644,614,800

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,465,384,064	6,258,675,766	8,724,059,830
TOTAL PRESUPUESTO SECCION			2,465,384,064	6,258,675,766	8,724,059,830

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,347,603,211,960		1,347,603,211,960
C.		PRESUPUESTO DE INVERSION	89,923,432,628		89,923,432,628
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,654,692,000		18,654,692,000
	803	ADMINISTRACION DE JUSTICIA	18,654,692,000		18,654,692,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,424,969,628		7,424,969,628
	803	ADMINISTRACION DE JUSTICIA	7,424,969,628		7,424,969,628
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	31,887,771,000		31,887,771,000
	803	ADMINISTRACION DE JUSTICIA	31,887,771,000		31,887,771,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	17,106,000,000		17,106,000,000
	803	ADMINISTRACION DE JUSTICIA	17,106,000,000		17,106,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	11,500,000,000		11,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	11,500,000,000		11,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,000,000,000		2,000,000,000
	803	ADMINISTRACION DE JUSTICIA	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,350,000,000		1,350,000,000
	803	ADMINISTRACION DE JUSTICIA	1,350,000,000		1,350,000,000
TOTAL PRESUPUESTO SECCION			1,437,526,644,588		1,437,526,644,588

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	103,938,677,134	688,727,349	104,627,404,483
C.		PRESUPUESTO DE INVERSION	23,953,719,499		23,953,719,499
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,300,000,000		3,300,000,000
	803	ADMINISTRACION DE JUSTICIA	3,300,000,000		3,300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,600,000,000		2,600,000,000
	803	ADMINISTRACION DE JUSTICIA	2,600,000,000		2,600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	11,200,000,000		11,200,000,000
	803	ADMINISTRACION DE JUSTICIA	11,200,000,000		11,200,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,400,000,000		2,400,000,000
	803	ADMINISTRACION DE JUSTICIA	2,400,000,000		2,400,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	453,719,499		453,719,499
	803	ADMINISTRACION DE JUSTICIA	453,719,499		453,719,499
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,800,000,000		1,800,000,000
	803	ADMINISTRACION DE JUSTICIA	1,800,000,000		1,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,850,000,000		1,850,000,000
	803	ADMINISTRACION DE JUSTICIA	1,850,000,000		1,850,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	350,000,000		350,000,000
	800	INTERSUBSECTORIAL JUSTICIA	200,000,000		200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			127,892,396,633	688,727,349	128,581,123,982

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,311,017,013,992		1,311,017,013,992
C.		PRESUPUESTO DE INVERSION	401,519,000,000		401,519,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,058,000,000		15,058,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,300,000,000		2,300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	12,758,000,000		12,758,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,415,000,000		12,415,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	12,275,000,000		12,275,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	140,000,000		140,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	900,000,000		900,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	900,000,000		900,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,435,000,000		1,435,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,435,000,000		1,435,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,851,000,000		10,851,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,251,000,000		7,251,000,000
	901	CONSERVACION	2,000,000,000		2,000,000,000
	902	MANEJO	1,600,000,000		1,600,000,000
420		ESTUDIOS DE PREINVERSION	500,000,000		500,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	500,000,000		500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	400,000,000		400,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	400,000,000		400,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	600,000,000		600,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	600,000,000		600,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	16,660,000,000		16,660,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,400,000,000		1,400,000,000
	902	MANEJO	650,000,000		650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,610,000,000		14,610,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	74,512,000,000		74,512,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	35,838,000,000		35,838,000,000
	901	CONSERVACION	6,080,000,000		6,080,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	392,000,000		392,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	14,264,000,000		14,264,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	4,138,000,000		4,138,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	13,800,000,000		13,800,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,106,000,000		2,106,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,106,000,000		2,106,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	422,000,000		422,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	422,000,000		422,000,000
630		TRANSFERENCIAS	25,000,000,000		25,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	25,000,000,000		25,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	360,000,000		360,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	360,000,000		360,000,000
670		APOYO	240,300,000,000		240,300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	238,300,000,000		238,300,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			1,712,536,013,992		1,712,536,013,992

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	33,650,434,387		33,650,434,387
C.	PRESUPUESTO DE INVERSION	6,500,000,000	6,186,000,000	12,686,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,340,000,000	6,186,000,000	12,526,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	6,340,000,000	6,186,000,000	12,526,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	160,000,000		160,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	160,000,000		160,000,000
TOTAL PRESUPUESTO SECCION			40,150,434,387	6,186,000,000	46,336,434,387

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	6,200,000,000	23,502,000,000	29,702,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,200,000,000		5,200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,200,000,000		5,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000	23,502,000,000	24,502,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,000,000,000	22,001,000,000	23,001,000,000
	901	CONSERVACION		1,501,000,000	1,501,000,000
TOTAL PRESUPUESTO SECCION			6,200,000,000	23,502,000,000	29,702,000,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,203,507,368		2,203,507,368
TOTAL PRESUPUESTO SECCION			2,203,507,368		2,203,507,368

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,331,636,000		3,331,636,000
TOTAL PRESUPUESTO SECCION			3,331,636,000		3,331,636,000

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,317,229,568		2,317,229,568
C.		PRESUPUESTO DE INVERSION	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	903	MITIGACION	100,000,000		100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	150,000,000		150,000,000
	901	CONSERVACION	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			2,767,229,568		2,767,229,568

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

A.	PRESUPUESTO DE FUNCIONAMIENTO	2,369,876,000		2,369,876,000
TOTAL PRESUPUESTO SECCION		2,369,876,000		2,369,876,000

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,329,753,049		1,329,753,049
C.		PRESUPUESTO DE INVERSION	510,000,000		510,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	510,000,000		510,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	510,000,000		510,000,000
TOTAL PRESUPUESTO SECCION			1,839,753,049		1,839,753,049

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,352,242,000		1,352,242,000
TOTAL PRESUPUESTO SECCION		1,352,242,000		1,352,242,000

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,715,316,000		1,715,316,000
TOTAL PRESUPUESTO SECCION		1,715,316,000		1,715,316,000

SECCION: 3216

CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,657,828,158		1,657,828,158
TOTAL PRESUPUESTO SECCION		1,657,828,158		1,657,828,158

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,325,193,437		2,325,193,437
		TOTAL PRESUPUESTO SECCION	2,325,193,437		2,325,193,437
		SECCION: 3218			
		CORPORACION AUTONOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,557,704,309		2,557,704,309
		TOTAL PRESUPUESTO SECCION	2,557,704,309		2,557,704,309
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,872,059,325		1,872,059,325
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	400,000,000		400,000,000
	903	MITIGACION	400,000,000		400,000,000
		TOTAL PRESUPUESTO SECCION	2,272,059,325		2,272,059,325
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,683,801,958		3,683,801,958
		TOTAL PRESUPUESTO SECCION	3,683,801,958		3,683,801,958
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,169,173,000		11,169,173,000
		TOTAL PRESUPUESTO SECCION	11,169,173,000		11,169,173,000
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,591,357,909		1,591,357,909
C.		PRESUPUESTO DE INVERSION	260,000,000		260,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	190,000,000		190,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
	902	MANEJO	100,000,000		100,000,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION			1,851,357,909		1,851,357,909

SECCION: 3124

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,532,262,989		1,532,262,989
C.		PRESUPUESTO DE INVERSION	310,000,000		310,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	310,000,000		310,000,000
	902	MANEJO	310,000,000		310,000,000
TOTAL PRESUPUESTO SECCION			1,842,262,989		1,842,262,989

SECCION: 3126

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,508,283,000		1,508,283,000
C.		PRESUPUESTO DE INVERSION	490,000,000		490,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	902	MANEJO	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	240,000,000		240,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
	901	CONSERVACION	140,000,000		140,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	170,000,000		170,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	90,000,000		90,000,000
TOTAL PRESUPUESTO SECCION			1,998,283,000		1,998,283,000

SECCION: 3127

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,654,132,000		1,654,132,000
C.		PRESUPUESTO DE INVERSION	320,000,000		320,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	320,000,000		320,000,000
	901	CONSERVACION	320,000,000		320,000,000
TOTAL PRESUPUESTO SECCION			1,974,132,000		1,974,132,000

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,467,593,101		1,467,593,101
C.		PRESUPUESTO DE INVERSION	410,000,000		410,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	62,000,000		62,000,000
	901	CONSERVACION	62,000,000		62,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	77,000,000		77,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	77,000,000		77,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	271,000,000		271,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	140,000,000		140,000,000
	902	MANEJO	131,000,000		131,000,000
TOTAL PRESUPUESTO SECCION			1,877,593,101		1,877,593,101

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,377,648,000		1,377,648,000
TOTAL PRESUPUESTO SECCION			1,377,648,000		1,377,648,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,581,786,548		1,581,786,548
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			1,981,786,548		1,981,786,548

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,409,181,260		1,409,181,260
TOTAL PRESUPUESTO SECCION		1,409,181,260		1,409,181,260

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,565,264,197		1,565,264,197
TOTAL PRESUPUESTO SECCION		1,565,264,197		1,565,264,197

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,399,875,227		1,399,875,227
TOTAL PRESUPUESTO SECCION		1,399,875,227		1,399,875,227

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,388,290,542		1,388,290,542
TOTAL PRESUPUESTO SECCION		1,388,290,542		1,388,290,542

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,497,521,000		1,497,521,000
TOTAL PRESUPUESTO SECCION		1,497,521,000		1,497,521,000

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

A.	PRESUPUESTO DE FUNCIONAMIENTO	1,492,218,560		1,492,218,560
TOTAL PRESUPUESTO SECCION		1,492,218,560		1,492,218,560

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)

A.	PRESUPUESTO DE FUNCIONAMIENTO	601,304,786		601,304,786
TOTAL PRESUPUESTO SECCION		601,304,786		601,304,786

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,505,455,094		1,505,455,094
TOTAL PRESUPUESTO SECCION			1,505,455,094		1,505,455,094

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,701,030,923		1,701,030,923
C.		PRESUPUESTO DE INVERSION	450,000,000		450,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	370,000,000		370,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	250,000,000		250,000,000
TOTAL PRESUPUESTO SECCION			2,151,030,923		2,151,030,923

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	205,934,064		205,934,064
C.		PRESUPUESTO DE INVERSION	647,222,000,000		647,222,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	67,222,000,000		67,222,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	67,222,000,000		67,222,000,000
620		SUBSIDIOS DIRECTOS	510,000,000,000		510,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	510,000,000,000		510,000,000,000
670		APOYO	70,000,000,000		70,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	70,000,000,000		70,000,000,000
TOTAL PRESUPUESTO SECCION			647,427,934,064		647,427,934,064

SECCION: 3301

MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	102,856,582,313		102,856,582,313
C.		PRESUPUESTO DE INVERSION	90,013,300,000		90,013,300,000



PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,656,345,807		6,656,345,807
	709	ARTE Y CULTURA	6,656,345,807		6,656,345,807
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	21,023,447,563		21,023,447,563
	709	ARTE Y CULTURA	21,023,447,563		21,023,447,563
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	17,735,883,550		17,735,883,550
	709	ARTE Y CULTURA	17,735,883,550		17,735,883,550
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	19,813,423,080		19,813,423,080
	709	ARTE Y CULTURA	19,813,423,080		19,813,423,080
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	14,283,000,000		14,283,000,000
	709	ARTE Y CULTURA	14,283,000,000		14,283,000,000
620		SUBSIDIOS DIRECTOS	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
650		CAPITALIZACION	8,501,200,000		8,501,200,000
	709	ARTE Y CULTURA	8,501,200,000		8,501,200,000
TOTAL PRESUPUESTO SECCION			192,869,882,313		192,869,882,313

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,727,577,095	2,063,223,985	5,790,801,080
C.		PRESUPUESTO DE INVERSION	2,175,000,000	5,962,077,800	8,137,077,800
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		165,828,802	165,828,802
	709	ARTE Y CULTURA		165,828,802	165,828,802
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	203,000,000	370,599,944	573,599,944
	709	ARTE Y CULTURA	203,000,000	370,599,944	573,599,944
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	300,000,000	373,124,654	673,124,654
	709	ARTE Y CULTURA	300,000,000	373,124,654	673,124,654
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,672,000,000	5,052,524,400	6,724,524,400

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	709	ARTE Y CULTURA	987,331,191	4,210,186,749	5,197,517,940
	1602	CULTURA	684,668,809	842,337,651	1,527,006,460
TOTAL PRESUPUESTO SECCION			5,902,577,095	8,025,301,785	13,927,878,880

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,772,050,958	337,564,448	4,109,615,406
C.		PRESUPUESTO DE INVERSION	2,000,000,000	200,000,000	2,200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	944,000,000	150,000,000	1,094,000,000
	709	ARTE Y CULTURA	944,000,000	150,000,000	1,094,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	250,000,000	30,000,000	280,000,000
	709	ARTE Y CULTURA	250,000,000	30,000,000	280,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	225,000,000	20,000,000	245,000,000
	709	ARTE Y CULTURA	225,000,000	20,000,000	245,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	581,000,000		581,000,000
	709	ARTE Y CULTURA	581,000,000		581,000,000
TOTAL PRESUPUESTO SECCION			5,772,050,958	537,564,448	6,309,615,406

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,481,563,715	3,727,228,289	14,208,792,004
C.		PRESUPUESTO DE INVERSION	128,384,527,177		128,384,527,177
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	82,784,527,177		82,784,527,177
	708	RECREACION, EDUCACION FISICA Y DEPORTE	82,784,527,177		82,784,527,177
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,500,000,000		2,500,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,500,000,000		2,500,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	300,000,000		300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	708	RECREACION, EDUCACION FISICA Y DEPORTE	300,000,000		300,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	2,000,000,000		2,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	36,717,000,000		36,717,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	36,717,000,000		36,717,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	460,000,000		460,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	460,000,000		460,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,503,000,000		3,503,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	3,503,000,000		3,503,000,000
TOTAL PRESUPUESTO SECCION			138,866,090,892	3,727,228,289	142,593,319,181

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,000,862,921	103,400,000	4,104,262,921
C.		PRESUPUESTO DE INVERSION	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	650,000,000		650,000,000
	709	ARTE Y CULTURA	650,000,000		650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	603,000,000		603,000,000
	709	ARTE Y CULTURA	603,000,000		603,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	677,000,000		677,000,000
	709	ARTE Y CULTURA	677,000,000		677,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
	709	ARTE Y CULTURA	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION			6,000,862,921	103,400,000	6,104,262,921

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,668,429,892		13,668,429,892

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	2,394,000,000		2,394,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	250,000,000		250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,594,000,000		1,594,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,594,000,000		1,594,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			16,062,429,892		16,062,429,892

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	131,739,000,000		131,739,000,000
C.		PRESUPUESTO DE INVERSION	200,808,458,000		200,808,458,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,000,000,000		5,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	5,000,000,000		5,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000,000		100,000,000,000
	205	COMERCIO EXTERNO	100,000,000,000		100,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	395,000,000		395,000,000
	205	COMERCIO EXTERNO	395,000,000		395,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,200,000,000		1,200,000,000
	205	COMERCIO EXTERNO	1,200,000,000		1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,216,200,000		6,216,200,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	562,000,000		562,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	100,000,000		100,000,000
	204	COMERCIO INTERNO	67,200,000		67,200,000



PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	205	COMERCIO EXTERNO	837,000,000		837,000,000
	206	TURISMO	3,850,000,000		3,850,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,416,000,000		2,416,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	2,416,000,000		2,416,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	5,592,900,000		5,592,900,000
	205	COMERCIO EXTERNO	5,592,900,000		5,592,900,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	68,902,564,286		68,902,564,286
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	11,382,564,286		11,382,564,286
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	33,000,000,000		33,000,000,000
	206	TURISMO	24,520,000,000		24,520,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,085,793,714		11,085,793,714
	202	PEQUENA Y MEDIANA INDUSTRIA	6,959,793,714		6,959,793,714
	205	COMERCIO EXTERNO	4,126,000,000		4,126,000,000
TOTAL PRESUPUESTO SECCION			332,547,458,000		332,547,458,000

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		68,567,000,000	68,567,000,000
C.		PRESUPUESTO DE INVERSION		5,495,000,000	5,495,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,520,000,000	2,520,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,520,000,000	2,520,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,175,000,000	1,175,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,175,000,000	1,175,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		600,000,000	600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		1,200,000,000	1,200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,200,000,000	1,200,000,000
TOTAL PRESUPUESTO SECCION				74,062,000,000	74,062,000,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,171,400,000	30,171,400,000
C.		PRESUPUESTO DE INVERSION	4,800,000,000	9,264,800,000	14,064,800,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,385,000,000	4,385,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		4,385,000,000	4,385,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,600,000,000	3,000,000,000	7,600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	4,600,000,000	3,000,000,000	7,600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000	1,879,800,000	2,079,800,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	200,000,000	1,879,800,000	2,079,800,000
TOTAL PRESUPUESTO SECCION			4,800,000,000	39,436,200,000	44,236,200,000

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL DE CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,000,000,000	4,000,000,000
C.		PRESUPUESTO DE INVERSION		813,200,000	813,200,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		813,200,000	813,200,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		813,200,000	813,200,000
TOTAL PRESUPUESTO SECCION				4,813,200,000	4,813,200,000

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,783,637,976,897		21,783,637,976,897
C.		PRESUPUESTO DE INVERSION	2,563,390,644,497		2,563,390,644,497
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000		8,000,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	8,000,000,000		8,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,422,000,000		3,422,000,000
	300	INTERSUBSECTORIAL SALUD	500,000,000		500,000,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,922,000,000		2,922,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,285,000,000		26,285,000,000
	300	INTERSUBSECTORIAL SALUD	18,800,000,000		18,800,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	4,100,000,000		4,100,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,185,000,000		2,185,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	249,427,551,723		249,427,551,723
	300	INTERSUBSECTORIAL SALUD	7,877,551,723		7,877,551,723
	301	PREVENCION EN SALUD	241,550,000,000		241,550,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	16,133,600,000		16,133,600,000
	300	INTERSUBSECTORIAL SALUD	2,000,000,000		2,000,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	14,133,600,000		14,133,600,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	7,000,000,000		7,000,000,000
	300	INTERSUBSECTORIAL SALUD	7,000,000,000		7,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	410,000,000		410,000,000
	300	INTERSUBSECTORIAL SALUD	150,000,000		150,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	260,000,000		260,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,653,000,000		2,653,000,000
	301	PREVENCION EN SALUD	153,000,000		153,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,500,000,000		2,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	570,000,000		570,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	270,000,000		270,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,330,000,000		1,330,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,330,000,000		1,330,000,000
620		SUBSIDIOS DIRECTOS	734,664,524,000		734,664,524,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	154,920,000,000		154,920,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	579,744,524,000		579,744,524,000
630		TRANSFERENCIAS	1,513,494,968,774		1,513,494,968,774
	304	SERVICIOS INTEGRALES DE SALUD	1,513,494,968,774		1,513,494,968,774
TOTAL PRESUPUESTO SECCION			24,347,028,621,394		24,347,028,621,394

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		59,066,300,000	59,066,300,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		257,000,000	257,000,000
C.		PRESUPUESTO DE INVERSION		1,879,624,000,000	1,879,624,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		40,000,000,000	40,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		40,000,000,000	40,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		20,000,000,000	20,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		20,000,000,000	20,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,304,880,143,800	1,304,880,143,800
	704	CAPACITACION TECNICA NO PROFESIONAL		1,304,880,143,800	1,304,880,143,800
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		90,300,000,000	90,300,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		90,300,000,000	90,300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		320,466,283,200	320,466,283,200
	704	CAPACITACION TECNICA NO PROFESIONAL		320,466,283,200	320,466,283,200
610		CREDITOS		47,775,000,000	47,775,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		47,775,000,000	47,775,000,000
620		SUBSIDIOS DIRECTOS		56,202,573,000	56,202,573,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		56,202,573,000	56,202,573,000
TOTAL PRESUPUESTO SECCION				1,938,947,300,000	1,938,947,300,000



CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3603			
		FONDO DE PREVISION SOCIAL DEL CONGRESO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	237,949,299,000	36,660,654,000	274,609,953,000
C.		PRESUPUESTO DE INVERSION	45,000,000	1,253,521,000	1,298,521,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	45,000,000	1,253,521,000	1,298,521,000
	1301	REGLAMENTACION DEL TRABAJO	45,000,000	1,253,521,000	1,298,521,000
TOTAL PRESUPUESTO SECCION			237,994,299,000	37,914,175,000	275,908,474,000
		SECCION: 3605			
		FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	322,598,900,000	59,361,700,000	381,960,600,000
TOTAL PRESUPUESTO SECCION			322,598,900,000	59,361,700,000	381,960,600,000
		SECCION: 3606			
		INSTITUTO NACIONAL DE SALUD (INS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	12,939,800,000	1,763,100,000	14,702,900,000
C.		PRESUPUESTO DE INVERSION	29,906,800,000	1,113,000,000	31,019,800,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,060,360,000		3,060,360,000
	300	INTERSUBSECTORIAL SALUD	3,060,360,000		3,060,360,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	904,056,544	534,405,679	1,438,462,223
	300	INTERSUBSECTORIAL SALUD	904,056,544	534,405,679	1,438,462,223
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,636,257,780	227,835,544	1,864,093,324
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,636,257,780	227,835,544	1,864,093,324
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	9,644,925,363	95,390,286	9,740,315,649
	301	PREVENCION EN SALUD	9,644,925,363	95,390,286	9,740,315,649
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,484,841,183	159,978,205	2,644,819,388
	300	INTERSUBSECTORIAL SALUD	2,484,841,183	159,978,205	2,644,819,388
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	12,176,359,130	95,390,286	12,271,749,416
	300	INTERSUBSECTORIAL SALUD	12,176,359,130	95,390,286	12,271,749,416
TOTAL PRESUPUESTO SECCION			42,846,600,000	2,876,100,000	45,722,700,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3607			
		INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)			
A.		PRESUPUESTO DE FUNCIONAMIENTO		251,072,847,000	251,072,847,000
C.		PRESUPUESTO DE INVERSION	29,478,000,000	2,366,425,530,777	2,395,903,530,777
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		104,000,000,000	104,000,000,000
	300	INTERSUBSECTORIAL SALUD		104,000,000,000	104,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		36,923,000,000	36,923,000,000
	300	INTERSUBSECTORIAL SALUD		36,923,000,000	36,923,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,937,000,000	36,295,000,000	38,232,000,000
	300	INTERSUBSECTORIAL SALUD	1,937,000,000	36,295,000,000	38,232,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	27,541,000,000	2,178,534,530,777	2,206,075,530,777
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	27,541,000,000	2,178,534,530,777	2,206,075,530,777
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,044,000,000	6,044,000,000
	300	INTERSUBSECTORIAL SALUD		6,044,000,000	6,044,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,629,000,000	4,629,000,000
	300	INTERSUBSECTORIAL SALUD		4,629,000,000	4,629,000,000
TOTAL PRESUPUESTO SECCION			29,478,000,000	2,617,498,377,777	2,646,976,377,777
		SECCION: 3608			
		SUPERINTENDENCIA NACIONAL DE SALUD			
A.		PRESUPUESTO DE FUNCIONAMIENTO		34,703,632,000	34,703,632,000
C.		PRESUPUESTO DE INVERSION	2,553,000,000	4,300,000,000	6,853,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,553,000,000	4,300,000,000	6,853,000,000
	300	INTERSUBSECTORIAL SALUD	2,553,000,000	4,300,000,000	6,853,000,000
TOTAL PRESUPUESTO SECCION			2,553,000,000	39,003,632,000	41,556,632,000
		SECCION: 3609			
		INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		34,713,000,000	34,713,000,000
C.		PRESUPUESTO DE INVERSION		28,725,000,000	28,725,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,800,000,000	2,800,000,000
	300	INTERSUBSECTORIAL SALUD		2,800,000,000	2,800,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,859,554,900	6,859,554,900
	300	INTERSUBSECTORIAL SALUD		6,859,554,900	6,859,554,900
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,587,002,649	1,587,002,649
	300	INTERSUBSECTORIAL SALUD		1,587,002,649	1,587,002,649
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		602,248,467	602,248,467
	300	INTERSUBSECTORIAL SALUD		602,248,467	602,248,467
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		6,880,528,475	6,880,528,475
	301	PREVENCION EN SALUD		6,880,528,475	6,880,528,475
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,995,665,509	9,995,665,509
	301	PREVENCION EN SALUD		9,995,665,509	9,995,665,509
TOTAL PRESUPUESTO SECCION				63,438,000,000	63,438,000,000

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		9,004,448,000	9,004,448,000
C.		PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,000,000,000	6,000,000,000
	300	INTERSUBSECTORIAL SALUD		6,000,000,000	6,000,000,000
TOTAL PRESUPUESTO SECCION				15,004,448,000	15,004,448,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	311,042,286,427		311,042,286,427
C.		PRESUPUESTO DE INVERSION	141,883,607,308		141,883,607,308
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	89,571,000,000		89,571,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	89,571,000,000		89,571,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,664,631,722		4,664,631,722
	1000	INTERSUBSECTORIAL GOBIERNO	664,631,722		664,631,722

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1107	TENENCIA DE LA TIERRA	4,000,000,000		4,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	744,226,000		744,226,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	744,226,000		744,226,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,057,201,720		2,057,201,720
	1000	INTERSUBSECTORIAL GOBIERNO	870,452,000		870,452,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,186,749,720		1,186,749,720
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	7,895,000,000		7,895,000,000
	800	INTERSUBSECTORIAL JUSTICIA	5,300,000,000		5,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,395,000,000		2,395,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	115,000,000		115,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	115,000,000		115,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,815,000,000		1,815,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,815,000,000		1,815,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	34,034,737,497		34,034,737,497
	101	DEFENSA Y SEGURIDAD INTERNA	22,756,963,497		22,756,963,497
	800	INTERSUBSECTORIAL JUSTICIA	10,297,000,000		10,297,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	567,774,000		567,774,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	413,000,000		413,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	236,204,000		236,204,000
	1000	INTERSUBSECTORIAL GOBIERNO	236,204,000		236,204,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	750,606,369		750,606,369
	1000	INTERSUBSECTORIAL GOBIERNO	750,606,369		750,606,369
TOTAL PRESUPUESTO SECCION			452,925,893,735		452,925,893,735

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3702			
		FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,494,904,862		1,494,904,862
		TOTAL PRESUPUESTO SECCION	1,494,904,862		1,494,904,862
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,211,313,894		2,211,313,894
		TOTAL PRESUPUESTO SECCION	2,211,313,894		2,211,313,894
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,427,631,543		2,427,631,543
C.		PRESUPUESTO DE INVERSION	6,000,000,000		6,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,000,000,000		6,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	6,000,000,000		6,000,000,000
		TOTAL PRESUPUESTO SECCION	8,427,631,543		8,427,631,543
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		275,218,271,838	275,218,271,838
C.		PRESUPUESTO DE INVERSION		271,119,947,162	271,119,947,162
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,448,668,615	8,448,668,615
	800	INTERSUBSECTORIAL JUSTICIA		8,448,668,615	8,448,668,615
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		7,333,249,207	7,333,249,207
	800	INTERSUBSECTORIAL JUSTICIA		7,333,249,207	7,333,249,207
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		51,538,045,699	51,538,045,699
	800	INTERSUBSECTORIAL JUSTICIA		51,538,045,699	51,538,045,699
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,799,983,641	9,799,983,641
	800	INTERSUBSECTORIAL JUSTICIA		9,799,983,641	9,799,983,641
630		TRANSFERENCIAS		194,000,000,000	194,000,000,000
	803	ADMINISTRACION DE JUSTICIA		194,000,000,000	194,000,000,000
		TOTAL PRESUPUESTO SECCION		546,338,219,000	546,338,219,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	923,137,200,435	65,827,957,128	988,965,157,563
C.		PRESUPUESTO DE INVERSION	20,399,664,719		20,399,664,719
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,400,000,000		14,400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	14,400,000,000		14,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,785,300,000		3,785,300,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	3,785,300,000		3,785,300,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,975,300,000		1,975,300,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,975,300,000		1,975,300,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	239,064,719		239,064,719
	802	SISTEMA PENITENCIARIO Y CARCELARIO	239,064,719		239,064,719
TOTAL PRESUPUESTO SECCION			943,536,865,154	65,827,957,128	1,009,364,822,282
		SECCION: 3707			
		DIRECCION NACIONAL DE ESTUPEFACIENTES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,570,121,957	242,964,550,445	244,534,672,402
C.		PRESUPUESTO DE INVERSION	593,000,000	101,137,540,000	101,730,540,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		42,675,000,000	42,675,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO		42,675,000,000	42,675,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	98,000,000		98,000,000
	800	INTERSUBSECTORIAL JUSTICIA	98,000,000		98,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	495,000,000		495,000,000
	800	INTERSUBSECTORIAL JUSTICIA	495,000,000		495,000,000
630		TRANSFERENCIAS		58,462,540,000	58,462,540,000
	1000	INTERSUBSECTORIAL GOBIERNO		58,462,540,000	58,462,540,000
TOTAL PRESUPUESTO SECCION			2,163,121,957	344,102,090,445	346,265,212,402
		SECCION: 3801			
		COMISION NACIONAL DEL SERVICIO CIVIL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,149,100,000	19,414,900,000	23,564,000,000





PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	1,000,000,000	17,000,000,000	18,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		17,000,000,000	17,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		17,000,000,000	17,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
TOTAL PRESUPUESTO SECCION			5,149,100,000	36,414,900,000	41,564,000,000

SECCION: 3901

DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,273,811,800		10,273,811,800
C.		PRESUPUESTO DE INVERSION	232,287,488,022		232,287,488,022
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	108,459,488,022		108,459,488,022
	1000	INTERSUBSECTORIAL GOBIERNO	108,459,488,022		108,459,488,022
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	42,770,000,000		42,770,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	42,770,000,000		42,770,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,100,000,000		1,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,100,000,000		1,100,000,000
630		TRANSFERENCIAS	71,958,000,000		71,958,000,000
	300	INTERSUBSECTORIAL SALUD	40,000,000,000		40,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	31,958,000,000		31,958,000,000
TOTAL PRESUPUESTO SECCION			242,561,299,822		242,561,299,822
TOTAL PRESUPUESTO NACIONAL			136,537,507,163,207	11,755,115,824,027	148,292,622,987,234

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con éstas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPITULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional podrá realizar sustituciones en su portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y del Tesoro Nacional, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.



ARTÍCULO 10. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional en el mes siguiente de su recaudo.

ARTÍCULO 11. Facúltase a la Dirección General de Crédito Público y del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras, Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPITULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2010. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o de enero al 31 de diciembre de 2010, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1o de enero al 31 de diciembre de 2010.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, los siguientes requisitos:


Page 70 of 84

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto técnico del Departamento Administrativo de la Función Pública.
5. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
6. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 2o de la Ley 1012 de 2006. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

La adquisición de bienes con cargo al presupuesto de inversión deberá cumplir con las normas vigentes sobre la materia.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación- Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de éstas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas



asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 20o. Los órganos de que trata el artículo 4o de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja, PAC, aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2010.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 4o de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones establecidas en el artículo 9° de la Ley 1151 de 2007 que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 24o. Los órganos de que trata el artículo 4o de la presente ley enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.

Se exceptúan de esta obligación los órganos que registran su gestión financiera pública en línea, con el Sistema Integrado de Información Financiera, SIIF Nación.

ARTÍCULO 25o. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, sólo podrán ser asumidos cuando éstos se hayan perfeccionado.

ARTÍCULO 26o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5o del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado de disponibilidad presupuestal expedido por el órgano contratante y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8 de la Ley 819 de 2003, los recursos deberán ser ejecutados en la misma vigencia fiscal en que se lleve a cabo la aprobación.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 27o. Cuando los órganos que conforman el Presupuesto General de la Nación posean bienes inmuebles que en la actualidad no se estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deben desarrollar todas las actividades tendientes a cumplir con lo establecido en el artículo 8o de la Ley 708 de 2001 y sus decretos reglamentarios.

Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deben efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sea de su propiedad.

ARTÍCULO 28o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

ARTÍCULO 29o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2010, a la Dirección General de Crédito Público y del Tesoro Nacional, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

ARTÍCULO 30o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2011.

ARTÍCULO 31o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 32o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.



CAPITULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 33o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes a la vigencia fiscal de 2009, se constituirán a más tardar el 20 de enero de 2010, de acuerdo con los saldos registrados en el Sistema Integrado de Información Financiera SIIF– Nación con corte a 31 de diciembre de 2009, así: las reservas presupuestales por la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

PARÁGRAFO 1. Con el fin de que los órganos que conforman el Presupuesto General de la Nación hagan los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, el Sistema Integrado de Información Financiera SIIF- Nación tendrá un período de transición comprendido entre el 1 y el 19 de enero de 2010, de forma que puedan obtener del sistema la información requerida para tal fin. En todo caso, en concordancia con los artículos 14 y 71 del Estatuto Orgánico del Presupuesto, en este período no se pondrán asumir compromisos con cargo a las apropiaciones de la vigencia anterior.

PARÁGRAFO 2. En caso de presentarse un error u omisión en el diligenciamiento de la información en el Sistema Integrado de Información Financiera SIIF- Nación a 31 de diciembre de 2009, que impida cumplir los compromisos y obligaciones de la entidad, éstos se podrán atender con cargo al presupuesto de la vigencia fiscal de 2010, previo el cumplimiento de los ajustes presupuestales necesarios, sin perjuicio de la responsabilidad fiscal, penal o disciplinaria a que haya lugar, y bajo la entera responsabilidad del jefe del órgano respectivo.

ARTÍCULO 34o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2009, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2009, que no se hayan ejecutado a 31 de diciembre de 2010, expiran sin excepción. En consecuencia, deben reintegrarse a la Dirección General de Crédito Público y del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2010, deben ser reintegrados por éstas a la Dirección General de Crédito Público y del Tesoro Nacional.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2010. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos 2o y 3o, a más tardar el 12 de enero de 2011.

CAPITULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2o del artículo 8o de la Ley 819 de 2003.

En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPITULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará, a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4o de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad, DAS, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal, Gaula, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad, DAS, o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2010 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 42o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2009, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2010.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones y los impuestos, se pueden pagar con cargo al presupuesto vigente cualquiera sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.



ARTÍCULO 43o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 44o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del Sector Salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones "INCO", surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 46o. En el Fondo de Programas Especiales para la Paz, se constituirán las subcuentas de "Programas para la Desmovilización" y "Programas de Reincorporación a la Vida Civil", en las cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 47o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción Social y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

PARÁGRAFO. El Gobierno Nacional a través del Programa Aeropuertos Comunitarios destinará los recursos necesarios, para la habilitación y puesta en operación de los aeropuertos regionales ubicados en los departamentos de frontera y zonas de difícil acceso, que sean considerados como estratégicos para la defensa y seguridad nacional.

ARTÍCULO 48o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas, IPSE, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 49o. El Servicio Nacional de Aprendizaje, Sena, transferirá al Departamento Administrativo de Ciencia, Tecnología e Innovación –Colciencias, transformado a través de la Ley 1286 de 2009, con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 50o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, Fonpet, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3o del artículo 2o de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 51o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

ARTÍCULO 52o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus



funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

ARTÍCULO 53o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 54o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral 2 del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8o de la Ley 797 de 2003 se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 55o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 56o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2009, deben reintegrar, dentro del primer trimestre de 2010 a la Dirección General de Crédito Público y del Tesoro Nacional, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 57o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2008, se podrán financiar durante la vigencia fiscal 2010, proyectos de inversión correspondientes a los Planes Departamentales de Agua y Saneamiento, a los corredores arteriales de competitividad, en especial, los definidos de importancia estratégica en el CONPES 3536 de 2008 y al equipamiento básico en las zonas de influencia de los nodos de transferencia localizados en corredores viales de comercio exterior interdistritales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías y del Ministerio de Ambiente, Vivienda y Desarrollo Territorial quienes los ejecutarán. Al Fondo Nacional de Regalías únicamente le corresponde realizar los ajustes contables a que haya lugar.

ARTÍCULO 58o. La Nación, con recursos diferentes a los de rentas de congestión, podrá financiar el Fondo de Energía Social, FOES, de que tratan los artículos 118 de la Ley 812 de 2003 y 59 de la Ley 1151 de 2007.

También podrá destinar los recursos del Fondo Nacional de Regalías de que trata el parágrafo 1o, literal b) del artículo 35 transitorio de la Ley 756 de 2002, modificado por el artículo 1o de la Ley 859 de 2003.

PARÁGRAFO. Con estos recursos se podrán reconocer parcial o totalmente requerimientos del FOES que no hayan sido cubiertos con las rentas de congestión.

ARTÍCULO 59o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el

Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

El plazo para firmar los acuerdos de pago del saneamiento de deudas de que trata el artículo 37 de la Ley 1151 de 2007 se ampliará hasta el 31 de diciembre de 2010.

ARTÍCULO 60o. Con los excedentes de la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía, Fosyga, a 31 de diciembre de 2008, se podrán financiar los programas de Protección a la Salud Pública, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, Ampliación, renovación de la afiliación del régimen subsidiado población desplazada y vulnerable, y Apoyo a las entidades territoriales para prestación de servicios no POS e igualación del POS contributivo y subsidiado, incorporados en el presupuesto del Ministerio de la Protección Social.

ARTÍCULO 61o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 62o. En desarrollo de la Política de Consolidación de la Seguridad Democrática, PCSD, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3o de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.



ARTÍCULO 63o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

La priorización referenciada en el inciso anterior se efectuará teniendo en cuenta: (i) la categoría de la entidad territorial, de conformidad con lo establecido en el artículo 1° de la Ley 617 de 2000, (ii) el número de hogares recibidos o expulsados, de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social y la Cooperación Internacional y (iii) los índices de presión de las entidades territoriales, medido como el numero de población desplazada recibida con relación a la población total. Lo anterior en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

Las entidades de las que trata este artículo reportarán al Ministerio de Hacienda y Crédito Público y al Departamento Nacional de Planeación, en el detalle que estos establezcan, la información relacionada con la ejecución presupuestal de dichos recursos, así como los criterios de priorización utilizados.

ARTÍCULO 64o. Los recursos del Fondo para la Rehabilitación, Inversión Social y Lucha contra el Crimen Organizado, FRISCO, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes a la Dirección General de Crédito Público y del Tesoro Nacional, para reintegrar los recursos que la Nación ha girado de acuerdo con lo establecido en los documentos CONPES 3412 de 2006, 3476 de 2007, 3575 DE 2009.



ARTÍCULO 65o. Con los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2008, se podrán financiar proyectos regionales de inversión, principalmente a los que se refiere el artículo 116 de la Ley 1151 de 2007, los cuales serán presentados por los Ministerios sectoriales competentes para aprobación del Consejo Asesor de Regalías, y se ejecutarán por quien este designe, en beneficio de las entidades territoriales. La ejecución de los recursos de las asignaciones a que se refiere el presente artículo, correspondientes a Cormagdalena, se ajustarán a las disposiciones de la Ley 1283 de 2009.

ARTÍCULO 66o. Los recursos provenientes de las cauciones de que trata el artículo 8o del Decreto 2085 de 2008, se destinarán a financiar el "Programa de Promoción para la Reposición y Renovación del Parque Automotor de Carga" del Ministerio de Transporte, con el objeto de promover la modernización del parque automotor.

ARTÍCULO 67o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 68o. En el presupuesto del Fondo Nacional de Regalías, se apropiará la suma de sesenta mil millones de pesos ($60.000.000.000) destinados a proyectos de inversión en infraestructura vial territorial, que se financiarán con cargo a los recursos del saldo disponible del Fondo Nacional de Regalías a 31 de diciembre de 2009.

En la asignación de estos recursos se consultará entre otros criterios los de sostenibilidad, competitividad y equidad regional. La entidad viabilizadora de los proyectos será el Invías.

ARTÍCULO 69o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a financiar los gastos de Justicia y Paz, en desarrollo de la Ley 975 de 2005 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de las entidades competentes para ejecutar dichos gastos.

ARTÍCULO 70o. Las Entidades Territoriales que accedieron a los recursos de Crédito de Presupuesto otorgados por el Ministerio de Hacienda y Crédito Público en desarrollo del Programa para el Mejoramiento y Mantenimiento Rutinario de la Red Vial Secundaria y Terciaria en el año 2009 y que hayan cumplido con todos los requisitos exigidos en el Contrato de Empréstito suscrito y en el Convenio de Desempeño para aquellas Entidades Territoriales que lo requirieron, podrán obtener por parte del Gobierno Nacional a través del Ministerio de Hacienda y Crédito Público la condonación de dichos empréstitos. Para tal efecto una vez se cumplan las condiciones establecidas en los mencionados documentos, el Ministro de Hacienda y Crédito Público informará mediante oficio a cada Entidad Territorial la respectiva condonación.

ARTÍCULO 71o. La Nación, a través del Ministerio de Hacienda y Crédito Público, podrá transferir recursos destinados a facilitar las condiciones para la financiación de vivienda, al Fondo de Reserva para la Estabilización de la Cartera Hipotecaria, para el cumplimiento de sus funciones y como elemento fundamental de la política contracíclica liderada por el Gobierno Nacional.

ARTÍCULO 72o. Los recursos presupuestados en el Ministerio de Hacienda y Crédito Público con destino a la operación del Sistema Electrónico para la Contratación Pública, SECOP, en desarrollo de la Ley 1150 de 2007 y demás normas que regulan la materia, serán distribuidos con el concepto previo de la Dirección General del Presupuesto Público Nacional, de acuerdo con las necesidades y requerimientos de la entidad o entidades competentes para ejecutar dichos gastos.

ARTÍCULO 73o. Los recursos remanentes y sus rendimientos financieros, producto de la aplicación del literal a), parágrafo 1°, artículo 35 transitorio de la Ley 756 de 2002, modificado por los artículos 107 de la Ley 788 de 2002 y 1° de la Ley 859 de 2003, podrán ser destinados por el Gobierno Nacional para atender los subsidios para pagos por menores tarifas del sector eléctrico.

ARTÍCULO 74o. Con el fin de dar cumplimiento a las metas fijadas en el Marco de Gasto de Mediano Plazo en consistencia con el Marco Fiscal de Mediano Plazo, el Consejo Nacional de Política Económica y Social- CONPES podrá autorizar la disminución del capital de la Empresa Colombiana de Gas -Ecogas-, hasta el monto de los recursos financieros que no se requieran para el cumplimiento del objeto de la empresa, bajo criterios que propendan por el aprovechamiento de los recursos del patrimonio público y la protección de derechos de los acreedores de la Empresa.

Los recursos serán girados a la Dirección General de Crédito Público y Tesoro Nacional a favor de la Nación.

ARTÍCULO 75o. La apropiación destinada a la ejecución de los Programas "Investigación para el Mejoramiento de la Gestión Pública" y "Mejoramiento de la Gestión de las Políticas Públicas a través de las Tecnologías de Información TICS", aprobada en la sección presupuestal de la Escuela Superior de la Administración Pública - ESAP, se ejecutará a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública – DAFP.

ARTÍCULO 76o. Con los recursos girados en cumplimiento de las disposiciones contenidas en la Ley 66 de 1993 a la Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público, que no se encuentren amparando compromisos a 31 de diciembre de 2009, se financiarán los programas de "Sistematización de Despachos Judiciales a nivel Nacional" del Consejo Superior de la Judicatura y el de "Ampliación, mejoramiento y renovación de la infraestructura informática en la Fiscalía General de la Nación" de la Fiscalía General de la Nación.

ARTÍCULO 77o. Con los recursos a que hace referencia el numeral 4 del artículo 11 de la Ley 21 de 1982, que no estén amparando compromisos a 31 de diciembre de 2009, se financiarán proyectos de construcción y adquisición de infraestructura, mejoramiento de infraestructura y dotación de instituciones de educación media técnica y media académica, señaladas en el artículo 111 de la Ley 633 de 2000.

ARTÍCULO 78o. Los recursos a que hace mención el parágrafo 4 del artículo 3 de la Ley 141 de 1994, adicionado por el artículo 25 de la ley 756 de 2002, una vez cerradas las labores de Interventoría Administrativa y Financiera y que no hayan sido objeto de apropiación, y/o compromiso y/o utilización para el fin que fueron descontados al igual que sus rendimientos generados, se devolverán a las entidades territoriales beneficiarias de las correspondientes regalías y/o compensaciones.

Dicha devolución se realizará de manera proporcional a cada entidad territorial, de acuerdo con su participación en los recursos que inicialmente fueron descontados por las entidades recaudadoras y giradoras.

Sin perjuicio de lo previsto en el presente artículo, los proyectos de cooperación y asistencia establecidos en desarrollo del control y vigilancia de las participaciones en regalías y las asignaciones provenientes del Fondo Nacional de Regalías, celebrados o que se celebren, se desarrollarán y ejecutarán con sujeción a las normas que hayan servido de soporte a dichos proyectos.

ARTÍCULO 79o. En el pago del Subsidio Integral para el acceso a la tierra y apoyo productivo en la Conformación de Empresas Básicas Agropecuarias, así como el implícito en la adquisición directa de tierras, la porción correspondiente a Bonos Agrarios Ley 160 de 1994 podrá ser cancelada en efectivo.

ARTÍCULO 80o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, en su calidad de administrador del Fondo de Estabilización de Precios de los Combustibles, elaborará una vez al año un estado de resultados de las operaciones financieras efectivamente pagadas o recibidas durante la vigencia de 2010, con el cual se harán las afectaciones presupuestales correspondientes para dicho Fondo.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público presentará al Consejo Superior de Política Fiscal - CONFIS la evolución de los saldos y los resultados de las operaciones financieras con una frecuencia trimestral.

ARTÍCULO 81o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades



previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a éste, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aún sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 82o. La Nación apropiará en el Presupuesto General de la Nación la suma de $70.000.000.000 para apoyar en la financiación de proyectos de inversión de las universidades públicas destinados a ampliación de cobertura en educación superior, de acuerdo a los lineamientos establecidos por el Ministerio de Educación Nacional, atendiendo principalmente a criterios de regionalización y equidad.

Los recursos serán administrados a través de un Fondo en Administración del Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior Mariano Ospina Pérez "ICETEX" constituido para tal fin.

ARTÍCULO 83o. La Nación podrá concurrir a la financiación de las obligaciones que deba asumir el Instituto de Seguros Sociales por aplicación de lo previsto por el artículo 1° del Decreto 3974 de 2007.

ARTÍCULO 84o. Con cargo a los recursos del proyecto "Levantamiento y Depuración Sistemática del Archivo Nacional de Identificación ANI Registro de Votantes a Nivel Nacional", el Registrador Nacional del Estado Civil podrá adoptar las acciones administrativas necesarias para corregir de oficio los registros civiles que al ser confrontados con la base de datos de la Registraduría Nacional del Estado Civil resulten inconsistentes, sin afectar su intangibilidad.

Así mismo, el Registrador Nacional del Estado Civil podrá cancelar las cédulas de ciudadanía correspondientes a personas fallecidas, previa confrontación de las bases de datos de la Registraduría Nacional del Estado Civil, en los casos en que exista certeza del fallecimiento de una persona de acuerdo con los registros, archivos y bases de datos de los centros de inhumación, de Hospitales, Funerarias, Clínicas, Secretarías de Salud, Instituto de Medicina Legal y Ciencias Forenses, los cuales tendrán para estos efectos, valor de plena prueba.

Los inspectores de policía con funciones de policía judicial podrán autorizar u ordenar la inscripción de la defunción por muerte violenta en los lugares del territorio nacional en los cuales no exista cobertura de la Fiscalía General de la Nación.

Los recursos destinados a la Registraduría Nacional del Estado Civil por $24 mil millones se obtendrán mediante una operación de reducción del Servicio de la Deuda Pública Nacional por el mismo valor.

ARTÍCULO 85o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación que podrá ser distribuida entre las secciones presupuestales con el objeto de atender los gastos para la prevención y atención de desastres y financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 86o. Con cargo a los recursos de la bolsa general de subsidios de vivienda Fonvivienda rubro 620-1402-1 Subsidio Familiar de Vivienda, dese cumplimiento a lo ordenado en la Ley 1148 de 2007, artículos 4, 5 y 6.

ARTÍCULO 87o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, la liquidación de la renta de destinación específica de que trata el numeral 3 del artículo 359 de la

Constitución Política a favor del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina la entidad territorial a que se refieren las normas citadas, se hará efectiva por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7 de la ley 225 de 1995.

ARTÍCULO 88o. Las entidades recaudadoras de las participaciones correspondientes a regalías y compensaciones a que se refiere la Ley 141 de 1994, descontarán a las entidades territoriales beneficiarias, los saldos a favor del Fondo Nacional de Regalías originados en los actos administrativos en firme o en las actas de liquidación bilateral suscritas por las partes, mediante los cuales se han liquidado unilateralmente o bilateralmente los convenios interadministrativos suscritos entre dichas entidades y la Comisión Nacional de Regalías. Para estos efectos, el Fondo Nacional de Regalías informará a las entidades recaudadoras los saldos a descontar y la periodicidad de dichos descuentos que serán puestos en consideración de los representantes legales de las entidades ejecutoras.

ARTÍCULO 89o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica debidamente comprobado por las electrificadoras de cada región, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

Parágrafo 1°. Para el caso de los usuarios de distritos de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

Parágrafo 2°. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica, según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTÍCULO 90o. Amplíense las fechas establecidas en el literal A del artículo 45 de la Ley 1151 de 2007 así:

En lo que respecta a las deudas contraídas, al 31 de diciembre de 2008; y en lo relacionado con los registros financieros de las mismas, al 31 de diciembre de 2009.

ARTÍCULO 91o. Los recursos destinados para subsidio de tierras a campesinos de la vigencia 2010 serán destinados a atender las solicitudes pendientes de la convocatoria de 2009.

ARTÍCULO 92o. El Fondo Nacional de Regalías creado mediante la Ley 141 de 1994, durante la vigencia del año 2010, asignará el 15% de sus recursos para continuar financiando los proyectos regionales de inversión en infraestructura eléctrica y de gas, a que hace referencia el artículo 37 de la Ley 756 de 2002, en los porcentajes y términos allí descritos.

ARTÍCULO 93o. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1o de enero de 2010.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA

JAVIER ENRIQUE CACERES LEAL

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA

EMILIO RAMÓN OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES

EDGAR ALFONSO GOMEZ ROMAN

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES

JESÚS ALFONSO RODRIGUEZ CAMARGO

REPUBLICA DE COLOMBIA – GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los 21 DIC 2009

OSCAR IVAN ZULUAGA ESCOBAR
Ministro de Hacienda y Crédito Público